SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

QUARTERLY REPORT

(From January 1, 2009 to March 31, 2009)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

1.	Company

A.	Name and Contact Information
B.	Domestic Credit Rating
C.	Capitalization
D.	Voting Rights
E.	Dividends

2.	Business

A.	Business Overview
B.	Industry
C.	New Business

3.	Major Products and Raw Materials

A.	Major products in 2009 (Q1)
B.	Average selling price trend of major products
C.	Major raw materials

4.	Production & Equipment

A.	Production capacity and calculation
B.	Production performance and utilization ratio
C.	Investment plan

5.	Sales

A.	Sales performance
B.	Sales route and sales method

6.	Market Risks and Risk Management

A.	Market Risks
B.	Risk Management

7.	Derivative Contracts

A.	Derivative Instruments
B.	Hedge of fair value
C.	Hedge of cash flows
D.	Realized gains and losses

8.	Major Contracts

9.	Research & Development

A.	Summary of R&D Expense
B.	R&D Achievements

10.	Customer Service

11.	Intellectual property

12.	Environmental Matters

13.	Financial Information

A.	Financial highlights
B.	Status of equity investment

14.	Audit Information

15.	Board of Directors

A.	Independence of directors
B.	Members of the board of directors
C.	Committees of the board of directors

16.	Information Regarding Shares

A.	Total number of shares
B.	Shareholder list

17.	Directors & Employees

A.	Directors
B.	Employees

18.	Subsequent Event

Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. Korean GAAP Consolidated Financial Statements

1.	Company

A.	Name and Contact Information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA”, which shall be written in English as “LG Display Co., Ltd.”

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82- 2-3777-1005. Our website address is http://www.lgdisplay.com.

B.	Domestic Credit Rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Corporate Debenture	June 2006	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	December 2006	A+
	June 2007	A+
	September 2008	A+

	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
	January 2007	A+
	June 2007	A+
	September 2008	A+

Commercial Paper	January 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	June 2006	A1
	December 2006	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1
	December 2008	A1

	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
	January 2007	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1

C.	Capitalization

(1)	Change in Capital Stock (as of March 31, 2009)

	(Unit: Won, Share)
Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering*	33,600,000	5,000
September 8, 2004	Follow-on offering**	1,715,700	5,000
July 27, 2005	Follow-on offering***	32,500,000	5,000

*       ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS)

Initial public offering in Korea: 8,640,000 shares ((Won)34,500 per share)

**     ADSs offering: 1,715,700 shares ((Won)34,500 per share) pursuant to the exercise of greenshoe option by the underwriters

***  ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2)	Convertible Bonds (as of March 31, 2009)

(Unit: USD, Share)
	Item	Content
	Issuing date	April 18, 2007
	Maturity (Redemption date after put option exercise)	April 18, 2012 (April 18, 2010)
	Face Amount	US$550,000,000
	Offering method	Public offering
	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
	Conversion price	(Won)48,251 per share*
Conversion status	Number of shares already converted	None
	Number of convertible shares	10,641,851 shares if all are converted*
	Remarks	- Registered form - Listed on Singapore Exchange

*       Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009.

D.	Voting rights (as of March 31, 2009)

(Unit: share)
Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

At the annual general meeting of shareholders on March 13, 2009, our shareholders approved a cash dividend of (Won)500 per share of common stock.

Dividends during the recent three fiscal years

Description	2009 Q1	2008	2007
Par value (Won)	5,000	5,000	5,000
Net income (loss) (Million Won)	(257,182)	1,086,896	1,344,027
Earnings (Loss) per share (Won)	(719)	3,038	3,756
Total cash dividend amount (Million Won)	—	178,908	268,362
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	16.5	20.0
Cash dividend yield (%)	—	2.2	1.6
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	500	750
Stock dividend per share (Share)	—	—	—

*       Earnings per share is calculated based on par value of (Won)5,000 per share.

(As a result of a stock split, par value of our shares changed to (Won)5,000 per share from (Won)10,000 per share as of May 25, 2004.)

*       Earnings per share is calculated by dividing net income by weighted average number of common stock.

*       Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then our business has been focused on the research, development, manufacture and sale of display panels applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of March 31, 2009, we operated fabrication facilities and module facilities in Paju and Gumi, Korea, an

OLED facility in Gumi, Korea and a LCD research center in Paju, Korea. We have also established sales subsidiaries in the United States, Europe and Asia.

As of March 31, 2009, our business consisted of (i) the manufacture and sale of LCD, (ii) the manufacture and sale of OLED and (iii) the manufacture and sale of television sets that utilize our LCD panels. Because our OLED business represents only an extremely small part of our overall business, only our LCD business has been categorized as a reporting business segment. In addition, because our TV sales business is operated by our affiliated company, we have not categorized our TV sales business as a separate reporting business segment.

Financial highlights by business (based on non-consolidated, Korean GAAP)

(Unit: In billions of (Won))
2009 Q1	LCD business
Sales Revenue	3,427
Gross Loss	(285)
Operating Loss	(451)

B.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition between a relatively small number of players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers & monitors has grown, to a degree, in tandem with the growth in the IT industry. The demand for LCD panels for TVs has been growing as digital broadcasting is becoming more common and as LCD TV has come to play an important role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications and automobile navigation systems, among others, has shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in capacity growth, the average selling prices of display panels may decline. Conversely, demand surges and fluctuations in the supply chain may lead to price increases.

(3)	Market Condition

•	The TFT-LCD industry is highly competitive due largely to additional industry capacity from TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Hydis Technology

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

(4)	Market shares

•	Our worldwide market share for large-size TFT-LCD panels (10-inch or large) based on revenue

	2009 (Q1)	2008	2007
Panel for Notebook Computers	32.7%**	29.6%**	28.5%
Panel for Monitors	22.9%	17.7%	15.6%
Panel for TVs	26.4%	19.4%	22.0%
Total	26.4%	20.6%	20.4%
* Source: DisplaySearch Q2 2009 ** Includes panels for netbooks.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with our customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•	Most importantly, it is critical to have cost leadership and stable and long-term relationships with customers that can lead to profitability even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and highly skilled line operators.

•

We reinforced our position as a leader in LCD technology by developing an ultra slim LCD module (8.9mm in thickness) for 47-inch LCD TVs, a large 3D multi-vision LCD panel which does not require special viewing glasses, one of the world’s most energy efficient LCD panels for 32-inch LCD TVs which can operate on up to 56% less power than conventional models, a 47-inch digital photo TV which can utilize its standby power to display digital pictures and Trumotion 480Hz LCD panel which refreshes 480 frames per second to substantially decrease afterimage and provide viewers with high-quality images that cause less eye fatigue.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In January 2009, we entered into a long term supply agreement with Apple Inc. to supply display panels to Apple Inc. for five years.

C.	New business

•

In October 2007, we decided to invest in an 8th generation fabrication facility (P8) to expand our production capacity in line with the growing large-sized LCD TV market. The construction of P8 has been completed and mass production at P8 has commenced for certain production lines beginning in March 2009.

•

In June 2008, we launched the OLED Business Unit in anticipation of future growth in the OLED business. In addition, we also plan to strengthen our market position in the future display technologies by accelerating the development of flexible display technologies and leading the LED back-light LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•	We are making an effort to increase our competitiveness by forming cooperative relationships with our suppliers and purchasers of our products. As part of this effort, in June 2008 we purchased 2,037,204 shares of AVACO Co., Ltd., which produces sputters, a core equipment for LCD production, and we purchased 1,008,875 shares of TLI Co., Ltd., which produces core LCD panel components such as “Timing Controllers” and “Driver Integrated Circuits”. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. In addition, in February 2009, we purchased 3,000,000 shares of common stock of ADP Engineering Co., Ltd., which was approximately 12.9% of its then outstanding shares. By promoting strategic relationships with equipments and parts suppliers, which enables us to obtain a stable source of supply of equipments and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth RGB Electronics founded a R&D joint venture corporation with a registered capital of CNY 50 million in China.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a long-term stable panel dealer. It also allows us to produce LCD modules and LCD TV sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

3.	Major Products and Raw Materials

A.	Major products in 2009 (Q1)

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, TV and Applications	LG Display	3,217 (93.9%	)
		TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, TV and Applications	LG Display	210 (6.1%	)
Total					3,427 (100%	)
* Including local export. ** Period: January 1, 2009 ~ March 31, 2009.

B.	Average selling price trend of major products

The average selling prices of LCD panels have continued to decline over the past few years due to the imbalance between supply and demand for LCD panels. However, such imbalance between supply and demand has somewhat lessened recently, and the average selling prices of LCD panels have declined at a slower rate.

	(Unit: USD / m2)
Description	2009 Q1	2008 Q4	2008 Q3	2008 Q2
TFT-LCD panel	669	766	992	1,274
* Semi-finished products in the cell process have been excluded. ** Quarterly average selling price per square meter of net display area shipped *** On a consolidated basis

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-size panels.

	(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase price	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Back-Light	LCD panel manufacturing	701	25.67%	Heesung Electronics Ltd., etc.
		Glass		734	26.90%	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Polarizer		369	13.53%	LG Chem., etc.
		Others		925	33.90%	—
Total				2,730	100%	—
* Period: January 1, 2009 ~ March 31, 2009

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Calculation method of production capacity

Quarter: Maximum monthly input capacity during the quarter × number of months (3 months). Year: Maximum monthly input capacity during the year x number of months (12 months).

(2)	Production capacity

	(Unit : 1,000 Glass sheets)
Business area	Items	Business place	2009 Q1	2008	2007
TFT-LCD	TFT-LCD	Gumi, Paju	3,020	12,492	11,544
* Glass size per each factory not considered.

B.	Production performance and utilization ratio

(1)	Production performance

	(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2009 (Q1)	2008	2007
TFT-LCD	TFT-LCD	Gumi, Paju	2,609	11,042	10,182

(2)	Utilization Ratio

	(Unit: Hours)
Business place (area)	Available working hours of 2009 (Q1)	Real working hours of 2009 (Q1)	Average utilization ratio
Gumi (TFT-LCD)	2,160 (24 hours x 90 days)	2,107 (24 hours x 87.8 days)	98%
Paju (TFT-LCD)	2,160 (24 hours x 90 days)	2,148 (24 hours x 89.5 days)	99%

C.	Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures of approximately (Won)2.5 trillion for the expansion of existing production lines and the construction of new facilities. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

	(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2009 Q1	2008	2007
TFT-LCD	Products, etc.	TFT-LCD	Overseas	3,217	14,802	13,137
			Korea*	210	1,063	1,026
			Total	3,427	15,865	14,163
* Includes local export.

B.	Sales route and sales method

(1)	Sales organization

•	As of March 31, 2009, each of our IT Business Unit, TV Business Unit, Mobile Business Unit and OLED Business Unit had individual sales and customer support functions.

•

Sales subsidiaries in the United States, Germany, Japan, Taiwan, Singapore and China (Shanghai and Shenzhen) perform sales activities in overseas countries and provide local technical support to customers.

(2)	Sales route

One of the following:

•	LG Display HQ à Overseas subsidiaries (USA/Germany/Japan/Taiwan/Singapore/Shenzhen/Shanghai), etc. à System integrators, Branded customers à End users

•	LG Display HQ à System integrators, Branded customers à End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels

(4)	Sales strategy

•	To secure stable sales to major PC makers and the leading consumer electronics makers globally

•

To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD TV market including in the category of full-HD 120Hz TV monitors

•

To diversify our market in the mobile business segment, including products such as mobile phone, P-A/V, automobile navigation systems, e-book, aircraft instrumentation and medical diagnostic equipment, etc.

(5)	Purchase Orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) à Headquarter is notified à Manufacture product à Ship product (overseas sales subsidiaries, etc.) à Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market Risks

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Infovision, Hydis, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Innolux, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk Management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative contracts

A.	Derivative Instruments

Derivative instruments used by us for hedging purposes as of March 31, 2009 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap

Interest rate swap

B.	Hedge of fair value

We enter into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied to the abovementioned derivatives.

(1)	Foreign currency forward contracts

Details of foreign currency forwards outstanding as of March 31, 2009 are as follows:

(In millions of Won, JPY and USD, except forward rate)

Bank	Maturity date	Selling		Buying		Forward rate
BNP Paribas Bank and others	April 1, 2009 ~ May 20, 2009	US$	340	(Won)	471,207	(Won) (Won)	1,302.2:US$1 ~ 1,467.3:US$1

Standard Chartered First Bank Korea and others	April 13, 2009 ~ April 14, 2009	US$	41	JPY	4,000	JPY JPY	97.00:US$1 ~ 98.47:US$1

BNP Paribas and others	April 13, 2009	(Won)	28,664	JPY	2,000	(Won) (Won)	13.98:JPY1 ~ 14.68:JPY1

(2)	Unrealized gains and losses

Unrealized gains and losses related to the above derivatives as of March 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	6,237	15,785

The unrealized gains and losses are charged to operations as gains and losses on foreign currency translation for the three months ended March 31, 2009

C.	Hedge of cash flows

We enter into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate debt. Details of the our derivative instruments related to hedge of cash flows as of March 31, 2009 are as follows:

(1)	Cross Currency Swap

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling		Buying		Contract rate
Kookmin Bank and others	August 29, 2011~ January 31, 2012		—	US$	150	Receive floating rate	3M LIBOR~ 3M LIBOR+0.53%
		(Won)	143,269		—	Pay fixed rate	4.54%~5.35%

Net unrealized gains and losses, net of the related deferred tax effects, were recorded as accumulated other comprehensive income.

In relation to the above-mentioned cross currency swap, the present value of unrealized losses recorded as accumulated other comprehensive income that are expected to be charged to operations as losses within the next twelve months is (Won)7,145 million.

(2)	Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount		Contract rate
Standard Chartered First Bank Korea	May 21, 2009~ May 24, 2010	US$	150	Receive floating rate	6M LIBOR
				Pay fixed rate	5.375%~5.644%

Net unrealized gains and losses, net of the related deferred tax effects, were recorded as accumulated other comprehensive income.

In relation to the above-mentioned interest rate swap, the present value of unrealized losses recorded as accumulated other comprehensive income that are expected to be charged to operations as losses within the next twelve months is (Won)4,560 million.

(3)	Unrealized gains and losses

Unrealized gains and losses, before tax, related to hedge of cash flows as of March 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains	Unrealized losses	Cash flow hedge requirements
Cross currency swap(*)	—	21,122	Fulfilled
Interest rate swap	—	8,793	Fulfilled

(*)	The unrealized gains amounting to (Won)17,940 million related to the foreign exchange rate risk are recognized as gains in the non-consolidated statement of income in the current period.

D.	Realized gains and losses

Realized gains and losses related to derivative instruments for the year ended March 31, 2009 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains	Transaction losses
Cash flow hedge	Cross currency swap	55	252
Cash flow hedge	Foreign currency forwards	—	2,534
Fair value hedge	Foreign currency forwards	4,885	38,333

8.	Major contracts

•

January 2009: We entered into a long-term supply agreement with Apple Inc. to supply LCD panels to Apple Inc. for 5 years. In connection with the Agreement, we received long-term advances from Apple Inc. in the amount of US$500,000,000 in January 2009 which will be offset as the consideration for products supplied to Apple Inc.

9.	Research & Development

A.	Summary of R&D Expense

		(Unit: In millions of Won)
Account		2009 Q1	2008	2007
	Material Cost	87,055	302,445	246,577
	Labor Cost	43,012	128,041	110,586
	Depreciation Expense	24,151	21,679	22,516
	Others	23,896	49,027	34,737
	Total R&D Expense	178,114	501,192	414,416
Accounting Treatment	Selling & Administrative Expenses	38,133	148,037	106,082
	Manufacturing Cost	139,981	353,155	308,334
R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]		5.2%	3.2%	2.9%

B.	R&D achievements

[Achievements in 2007]

1)	Development of first Poland model

•	32-inch HD model

2)	Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

3)	Development of new concept backlight model

•	Development of 32-inch HD model

•	42/47-inch model under development

4)	Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by TV interlace signals

5)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

6)	Development of GIP (Gate in Panel) application model 15XGA

•	Removed gate drive IC: 3ea g 0ea

•	Reduction in net material costs and shortening of assembly process

7)	24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamut on the world’s largest TN panel

8)	15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebook computers

•	The world’s largest LED-applied panel for notebook computers

9)	Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

10)	Development of backlight localization model

•	32-inch HD model

11)	Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD model

•	Enhanced from 5000:1 to 10000:1

12)	Development of technology that improves panel transmittance

•	Expected to be applied to new models

13)	Development of THM (through-hole mounting) technology and model

•	37- to 47-inch model

•	Providing more mounting options to users

14)	Development of the world’s first DRD (Double Rate Driving) technology-applied model

•	Source Drive IC reduction: 6ea g 3ea

•	Reduction in net material costs and shortening of assembly process

15)	COG (Chip On Panel) applied model development

•	Development of thin and light LCD panels made possible by flat type structure

16)	26-inch/30-inch IPS 102% monitor model development

•	Development of 26-inch/30-inch IPS model that can realize 102% wide color gamut

17)	2.4-inch narrow bezel for Mobile Display

•

The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. Most a-Si TFT LCD panels currently produced generally have borders measuring closer to 2mm

18)	Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books. The first EPD product for LG Display

•	The first EDP to be developed and launched for e-books, the 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

[Achievements in 2008]

19)	42FHD Ultra-Slim LCD TV development

•	Development of ultra-slim (19.8mm in thickness) 42-inch TV panel

20)	37FHD COF adoption LCD TV development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

21)	CCFL Scanning Backlight Technology development

•	Achieve 6ms MPRT from 8ms

22)	24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

23)	13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology (3.5mm in thickness, 275g in weight)

24)	IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

25)	Notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

26)	Free Form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

27)	42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels

28)	New liquid crystal development

•	CR: Up 5% compared with the MP level

•	Material cost is similar to the MP material

39)	New AG Polarizer development

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

30)	PSM (Potential Sharing Method) technology development

(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%

: Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

31)	LED backlight 47FHD TV model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

32)	24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

•	Our first display port interface type monitor

33)	Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with TV applications

•	Development of our first 27W size model

34)	Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

35)	Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle « Narrow viewing angle)

36)	Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

37)	8.9-inch small size Notebook (Netbook) Model development

•	Development of minimum size notebook model for improved portability

38)	New aspect ratio 16:9 Notebook Model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch Notebook Model development

39)	Development of highest resolution for Mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

40)	42FHD Super Narrow Bezel LCD TV Development

•	Development of Narrow Bezel (10.0mm in metal bezel) 42-inch TV panel

41)	47FHD Slim Depth & Narrow Bezel LCD TV Development

•	Development of Slim (20.8mm in thickness) & Narrow Bezel (14.0mm in metal bezel) 47-inch TV panel

42)	Display Port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

43)	LCM Rotation Circuit development

•	Increases the design flexibility of TV Set Customers by using a 180° screen rotation function

44)	Small- to medium-size TV model development

•	To meet increased demand for secondary TV set

•	19/22/26 inch model development

45)	55FHD TV model development

•	Development of 55-inch (a new category) TV panel applying scanning B/L technology

46)	TV model development applying GIP+TRD technology

•	Development of 32-inch and 26-inch HD TV applying GIP+TRD technology

47)	One PCB structure development

•	Achieving cost reduction by combining Source PCB with Control PCB: $1.94g$1.1

48)	42FHD Gate Single Bank technology development

•	Gate Drive IC reduction by applying 42FHD Gate Single Bank technology: 8ea g 4ea

49)	22-inch WSXGA+ model development for Economy IPS Monitor

•	Development of the world’s first Economy IPS 22-inch WSXGA+ model

•	Achieving cost competitiveness by applying various cost reduction technologies, including DBEF-D sheet deletion

50)	21.5-inch TN FHD model development applying 960ch Source Driver IC chip

•	Development of LG Display’s first 21.5-inch wide-format TN FHD model

•	Increased cost competitiveness by applying 960ch Source Driver IC chip, which reduces IC: 8ea g 6ea

51)	27-inch TN FHD model development applying BDI (Black Data Insertion) technology

•	Development of LG Display’s first 27-inch wide-format TN FHD model that applies BDI technology, which removes motion picture afterimages

•	Applying CCA (Color Compensation Algorism) technology that enables the display of superior color tone

•	Achieving 16:9 spect ratio, more than 2.07 million pixel and FHD Resolution

52)	a-Si TFT based 3-inch DOD AMOLED technology development

•	Development of the world’s first 3-inch AMOLED applying a-Si TFT and DOD Structure

•	Possible to use prior LCD infrastructure (a-SI TFT) to develop AMOLED

53)	Development of AMOLED applying new crystallization (A-SPC) technology

•	Development of the world’s first AMOLED applying non-laser crystallization method (A-SPC)

•	Development of the world’s largest AMOLED TV (15-inch HD)

[Achievements in 2009]

54)	Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

55)	Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

56)	Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch Source Driver IC chip, which reduces IC: 8ea g 6ea

57)	Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

58)	240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

59)	Development of low voltage liquid crystal development

•	Improving CR by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

60)	Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 g 2.2±0.25

61)	Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad Type Pixel structure

10.	Customer Service

Through our overseas sales subsidiaries, sales teams and customer service, we make an effort in understanding our customer’s specific needs. We encourage our customers to make suggestions on how to improve our service and we try and take care of customer complaints as soon as they are made. On a semi-annual basis, we measure customer satisfaction which is reflected in the performance evaluation of our executive officers. Through such efforts, we continually strive to raise the satisfaction level of our customers. In addition, we have been providing customized service to our Chinese customers. For example, we collaborated with local Chinese companies that manufacture television sets, including Changhong, Haier, Hisense, Konka, Skyworth and TCL, to organize an IPS camp with the aim of promoting IPS. We also released high-resolution, environmentally friendly products in China that are customized to meet the needs of our Chinese customers.

11.	Intellectual Property

As of March 31, 2009, we currently hold a total of 10,455 patents, including 5,180 in Korea, and 5,275 in other countries.

12.	Environmental Matters

The industry in which we operate is subject to strict environmental laws and regulations, and a violation of such laws or regulations could lead to a fine or a suspension of our operations. Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process and we are subject to the various laws and regulations that regulate chemical by-product, and the usage, storage and effluence of such waste. We have installed various types of anti-pollution equipment for the treatment of chemical waste and wastewater, and equipment for the recycling of treated wastewater in our facilities in Korea. As of March 31, 2009, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board.

As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P7, the Gumi module production plant and the Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China.

We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008. We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In June 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, EU TÜV SÜD.

In October 2007, we became the first TFT-LCD company to be certified the International Electrotechnical Commission-Hazardous Substance Process Management (IECQ-HSPM) QC 080000, which is an international system requirements document intended to help organizations manage hazardous substances in their components and products through hazardous substance process management, and demonstrates the organization’s conformity with RoHS.

Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, from European Union RoHS to China RoHS.

13.	Financial Information

A.	Financial highlights (Based on Non-consolidated, Korean GAAP)

	(Unit: In millions of Won)
Description	2009 Q1	2008	2007	2006	2005
Current Assets	7,025,110	6,256,112	5,644,253	2,731,656	3,196,934
Quick Assets	6,057,456	5,374,609	4,963,657	1,996,280	2,725,169
Inventories	967,654	881,503	680,596	735,376	471,765
Non-current Assets	10,735,444	10,245,875	7,750,182	10,084,191	9,798,981
Investments	1,052,039	973,322	489,114	361,558	213,984
Tangible Assets	8,762,759	8,431,214	6,830,600	8,860,076	8,988,459
Intangible Assets	200,604	194,343	111,530	114,182	149,894
Other Non-current Asset	720,042	646,996	318,938	748,375	446,644
Total Assets	17,760,554	16,501,987	13,394,435	12,815,847	12,995,915
Current Liabilities	5,466,306	4,227,226	2,245,410	2,694,389	2,594,282
Non-current Liabilities	3,459,824	2,998,739	2,859,652	3,231,782	2,726,036
Total Liabilities	8,926,130	7,225,965	5,105,062	5,926,171	5,320,318
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Capital Surplus	2,311,071	2,311,071	2,311,071	2,275,172	2,279,250
Other Accumulated Comprehensive Income (Loss)	168,429	173,938	5,823	(13,948)	(1,418)
Retained Earnings	4,565,845	5,001,934	4,183,400	2,839,373	3,608,686
Total Shareholder’s Equity	8,834,424	9,276,022	8,289,373	6,889,676	7,675,597

Description	2009 Q1	2008	2007	2006	2005
Sales Revenues	3,426,950	15,865,240	14,163,131	10,200,660	8,890,155
Operating Income (Loss)	(450,577)	1,536,306	1,491,135	(945,208)	447,637
Income(Loss) from continuing operation	(257,182)	1,086,896	1,344,027	(769,313)	517,012
Net Income (Loss)	(257,182)	1,086,896	1,344,027	(769,313)	517,012
Earnings (loss) per share – basic	(719)	3,038	3,756	(2,150)	1,523
Earnings (loss) per share – diluted	(719)	3,003	3,716	(2,150)	1,523

B.	Status of equity investment

•	Status of equity investment as of March 31, 2009:

Company	Paid in Capital		Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$	5,000,000	September 24, 1999	100%
LG Display Germany GmbH	EURO	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	1,664,435,880	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Hong Kong Co., Ltd.	HK$	11,500,000	January 24, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	582,179,730	August 7, 2006	84%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28,2007	100%
Suzhou Raken Technology Co., Ltd.	CNY	71,142,623	October 7, 2008	51%
LG Display Singapore Co., Ltd.	SGD	1,400,000	January 12, 2009	100%
Paju Electric Glass Co., Ltd.	(Won)	14,400,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)	14,073,806,250	May 16, 2008	13%
AVACO Co., Ltd.	(Won)	6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY	25,000,000	July 11, 2008	50%
NEW OPTICS., Ltd.	(Won)	9,699,600,000	July 30, 2008	37%
ADP Engineering Co., Ltd.	(Won)	6,300,000,000	February 24, 2009	13%

14.	Audit Information

	(Unit: In millions of Won)
Description	2009 Q1	2008	2007
Auditor	KPMG Samjong	KPMG Samjong	Samil PricewaterhouseCoopers
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation	700 (540)*	750 (750)**	650 (1,407)***
Time required	4,471	23,100	14,725

*	Compensation amount in ( ) is for US-GAAP audit, 20-F filing and SOX404 audit
**	Compensation amount in ( ) is for US-GAAP audit and review and SOX404 audit
***	Compensation amount in ( ) is for US-GAAP audit and review, 20-F filing, SOX404 audit and IFRS audit Note) Compensation is based on annual contracts .

15.	Board of Directors

A.	Independence of Directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of five persons including three who are members of our audit committee. Of the remaining outside directors, Dongwoo Chun is currently serving as Chairman of the Outside Director Nomination and Corporate Governance Committee and Bruce I. Berkoff is currently serving as a member of the Remuneration Committee. As of March 31, 2009, our non-outside directors were comprised of the chief executive officer, the chief financial officer, a member who was nominated by LG Electronics and a member who was nominated by Philips Electronics. On April 30, 2009, Paul Verhagen, who was nominated by Philips Electronics, resigned from his position as our board member.

B.	Members of the Board of Directors

Members of the Board of Directors (as of March 31, 2009)

Name	Date of birth	Position	Business experience	First Elected
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Simon (Shin Ik) Kang	May 10, 1954	Director	Head of Home Entertainment Division of LG Electronics	March 1, 2008

Paul Verhagen*	February 2, 1966	Director	Chief Financial Officer of Consumer Lifestyle Section, Philips Electronics	February 29, 2008

Ingoo Han	October 15, 1956	Outside Director	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology	July 19, 2004

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus	March 23, 2005

Bruce. I. Berkoff	August 13, 1960	Outside Director	President of LCD TV Association	February 29, 2008

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.	February 29, 2008

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP	February 29, 2008

*	Paul Verhagen resigned on April 30, 2009.

C.	Committees of the Board of Directors

Committees of the Board of Directors (as of March 31, 2009)

Committee	Member
Audit Committee	Ingoo Han, Yoshihide Nakamura, William Y. Kim
Remuneration Committee	Simon (Shin Ik) Kang, Paul Verhagen*, Dongwoo Chun, Bruce I. Berkoff
Outside Director Nomination and Corporate Governance Committee	Simon (Shin Ik) Kang, Paul Verhagen*, Dongwoo Chun, William Y. Kim

*	Paul Verhagen resigned on April 30, 2009.

16.	Information Regarding Shares

A.	Total Number of Shares

(1)	Total number of shares authorized to be issued (as of March 31, 2009): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2009): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties.

(Unit: share)
Name	Relationship	As of March 31, 2009
LG Electronics	Largest Shareholder	135,625,000 (37.9)%
Young Soo Kwon	Related Party	23,000 (0.0)%

(2)	Shareholders who owned 5% or more of our shares as of March 31, 2009

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Korea National Pension Service	18,512,515	5.17%
Mirae Asset Financial Group	18,712,337	5.23%

On March 16, 2009, Philips Electronics sold all of its remaining equity interest (47,225,000 shares, or 13.2% of our common stock) in us. On February 4, 2009, National Pension Service purchased 18,512,515 shares of our common stock, which was approximately 5.17% of our then outstanding shares. On March 13, 2009, Mirae Asset Financial Group purchased 18,712,337 shares of our common stock, which was approximately 5.23% of our then outstanding shares.

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2009 (Q1)

	(Unit: In millions of Won)
Classification	Amount paid	Approved payment amount at shareholders meeting	Per capita average salary paid	Remarks
Non-outside Directors (4 persons)	932	8,500	233
Outside Directors (5 persons)	75		15	-Three of our outside directors are members of the audit committee.

*	Period: January 1, 2009 ~ March 31, 2009
*	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits

(2)	Stock option

The following table sets forth certain information regarding our stock options as of March 31, 2009.

	(Unit: Won, Stock)
Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options*	Number of Exercisable Options*
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

*	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

B.	Employees

As of March 31, 2009, we had 20,526 employees (excluding our executive officers). The total amount of salary paid to our employees in the first quarter of 2009 based on cash payment was (Won)308,007 million. The following table provides details of our employees as of March 31, 2009:

(as of March 31, 2009)				(Unit: person, in millions of Won)
Details of Employees*				Total Salary in 2009 (Q1) **	Per Capita Salary	Average Service Year
Office Worker	Production Worker	Others	Total
6,784	13,742	—	20,526	308,007	15	4.3

*	Directors and executive officers have been excluded.
**	Welfare benefit and retirement expense have been excluded.
**	Based on cash payment.
**	Includes personal incentives payments to newly elected directors and executive officers.
**	Includes incentives payments to employees who have transferred from our affiliated companies.

18.	Subsequent Event

In April 2009, we completed the construction of, and commenced mass production at P6E.

LG DISPLAY CO., LTD.

Interim Non-Consolidated Financial Statements

(Unaudited)

March 31, 2009 and 2008

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Stockholders and Board of Directors

LG Display Co., Ltd.:

We have reviewed the accompanying non-consolidated statement of financial position of LG Display Co., Ltd. (the “Company”) as of March 31, 2009, and the related interim non-consolidated statements of operations, changes in stockholders’ equity and cash flows for the three-month periods ended March 31, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

The non-consolidated statement of financial position of the Company as of December 31, 2008 and the related non-consolidated statements of income, appropriation of retained earnings, changes in stockholders’ equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 16, 2009, expressed an unqualified opinion. The accompanying non-consolidated statement of financial position of the Company as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.

As discussed in note 2(b) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As discussed in note 11(b) to the non-consolidated financial statements, the Company is under investigations by fair trade or antitrust authorities in Korea, Japan, Canada, Taiwan and the European Commission with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry. In addition, the Company has been named as defendants in a number of federal class actions in the United States and Canada alleging that the Company violated the antitrust laws in connection with the sale of LCD panels, and the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934.

Each of these investigations, legal proceedings and claims is ongoing and the outcome in any of these matters may have a negative effect on the results of the Company’s operations, financial positions or cash flows.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 17, 2009

This report is effective as of April 17, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position

As at March 31, 2009 and December 31, 2008

		(Unaudited)
(In millions of Won)	Note	2009		2008
Assets
Cash and cash equivalents		(Won)	1,577,571	1,207,786
Short-term financial instruments			1,880,000	2,055,000
Available-for-sale securities	5		74	74
Trade accounts and notes receivable, net	3,7		2,000,728	1,695,578
Other accounts receivable, net	3		75,974	41,570
Accrued income, net	3		78,876	88,175
Advance payments, net	3		3,081	250
Prepaid expenses			83,783	34,156
Prepaid value added tax			172,148	145,862
Deferred income tax assets, net	13		158,158	80,994
Other current assets			27,063	25,164
Inventories, net	4		967,654	881,503

Total current assets			7,025,110	6,256,112

Long-term financial instruments			13	13
Available-for-sale securities	5		132,747	129,497
Equity method investments	6		915,836	831,237
Long-term loans			3,443	12,575
Property, plant and equipment, net	8		8,762,759	8,431,214
Intangible assets, net			200,604	194,343
Non-current guarantee deposits			53,302	46,972
Long-term other receivables, net	3		91	182
Long-term prepaid expenses			163,223	150,665
Deferred income tax assets, net	13		454,107	409,528
Other non-current assets			49,319	39,649

Total non-current assets			10,735,444	10,245,875

Total assets		(Won)	17,760,554	16,501,987

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position, Continued

As at March 31, 2009 and December 31, 2008

		(Unaudited)
(In millions of Won)	Note	2009		2008
Liabilities
Trade accounts and notes payable	7	(Won)	1,887,698	951,975
Other accounts payable			2,126,548	2,205,092
Advances received			18,430	10,669
Withholdings			10,200	15,486
Accrued expenses			164,746	212,330
Income tax payable	13		128,280	265,550
Dividends payable			178,907	—
Warranty reserve, current			49,695	48,008
Current portion of long-term debt and debentures, net of discounts	9,10		878,315	498,652
Other current liabilities			23,487	19,464

Total current liabilities			5,466,306	4,227,226

Debentures, net of current portion and discounts on debentures	9		1,108,916	1,490,445
Long-term debt, net of current portion	10		1,105,989	1,019,306
Long-term other accounts payable			457,749	406,156
Long-term advances received	11		688,550	—
Accrued severance benefits, net			86,594	70,139
Warranty reserve, non-current			7,793	10,097
Other non-current liabilities			4,233	2,596

Total non-current liabilities			3,459,824	2,998,739

Total liabilities			8,926,130	7,225,965

Stockholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2009 and 2008			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income	18		168,429	173,938
Retained earnings			4,565,845	5,001,934

Total stockholders’ equity			8,834,424	9,276,022

Commitments and contingencies

Total liabilities and stockholders’ equity		(Won)	17,760,554	16,501,987

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Operations

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won, except earnings per share)	Note	2009		2008
Sales	7,19	(Won)	3,426,950	4,182,054
Cost of sales	14		3,712,277	3,086,865

Gross profit (loss)			(285,327)	1,095,189

Selling and administrative expenses	15		165,250	146,905

Operating income (loss)			(450,577)	948,284

Interest income			44,238	38,477
Rental income			825	846
Foreign exchange gains			400,531	215,817
Gain on foreign currency translation			173,804	84,949
Equity income on investments			51,151	21,832
Gain on disposal of property, plant and equipment			2,237	277
Gain on disposal of intangible assets			4	—
Commission earned			5,473	2,128
Reversal of allowance for doubtful accounts	3		141	469
Gain on redemption of debentures			—	16
Other income			—	6,580

Non-operating income			678,404	371,391

Interest expenses			11,361	33,140
Foreign exchange losses			286,777	167,239
Loss on foreign currency translation			277,230	123,668
Donations			123	323
Loss on disposal of trade accounts and notes receivable			5,269	2,801
Other bad debt expenses			431	—
Equity loss on investments			27,525	14,386
Loss on disposal of property, plant and equipment			51	485
Loss on redemption of debentures			—	13
Other expenses			184	—

Non-operating expenses			608,951	342,055

Income (loss) before income taxes			(381,124)	977,620
Income tax expense (benefit)	13		(123,942)	217,034

Net income (loss)		(Won)	(257,182)	760,586

Earnings (loss) per share	16
Basic earnings (loss) per share		(Won)	(719)	2,126

Diluted earnings (loss) per share		(Won)	(719)	2,078

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won)		Capital stock		Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balances at January 1, 2008		(Won)	1,789,079	2,311,071	5,823	4,183,400	8,289,373
Net income			—	—	—	760,586	760,586
Cash dividend			—	—	—	(268,362)	(268,362)
Change in capital adjustment arising from equity method investments			—	—	39,869	—	39,869
Change in fair value of available-for-sale securities			—	—	3,160	—	3,160
Gain on valuation of cash flow hedges	12		—	—	(1,498)	—	(1,498)
Loss on valuation of cash flow hedges	12		—	—	(21,445)	—	(21,445)

Balances at March 31, 2008		(Won)	1,789,079	2,311,071	25,909	4,675,624	8,801,683

Balances at January 1, 2009		(Won)	1,789,079	2,311,071	173,938	5,001,934	9,276,022
Net loss			—	—	—	(257,182)	(257,182)
Cash dividend			—	—	—	(178,907)	(178,907)
Change in capital adjustment arising from equity method investments	13		—	—	(1,616)	—	(1,616)
Change in fair value of available-for-sale securities			—	—	2,535	—	2,535
Loss on valuation of cash flow hedges	12		—	—	(6,428)	—	(6,428)

Balances at March 31, 2009		(Won)	1,789,079	2,311,071	168,429	4,565,845	8,834,424

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won)	2009		2008
Cash flows from operating activities:
Net income (loss)	(Won)	(257,182)	760,586
Adjustments for:
Depreciation		490,116	626,877
Amortization of intangible assets		8,620	12,327
Other bad debt expenses		431	—
Amortization of discount on debentures, net		7,683	7,686
Loss on foreign currency translation, net		68,934	38,751
Equity income on investments, net		(23,626)	(7,446)
Loss (gain) on disposal of property, plant and equipment, net		(2,186)	208
Gain on disposal of intangible assets		(4)	—
Gain on redemption of debentures, net		—	(3)
Provision for warranty reserve		16,729	2,915
Provision for severance benefits		18,677	20,299
Reversal of stock compensation cost		—	(560)

		585,374	701,054
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable		(379,771)	178,269
Decrease (increase) in inventories		(86,151)	(94,877)
Decrease (increase) in other accounts receivable		(31,911)	44,800
Decrease (increase) in accrued income		9,282	(22,866)
Decrease (increase) in advance payments		(2,995)	497
Decrease (increase) in prepaid expenses		(41,953)	(31,250)
Decrease (increase) in prepaid value added tax		(32,518)	(10,146)
Decrease (increase) in current deferred income tax assets		(77,918)	5,871
Decrease (increase) in other current assets		1,280	6,486
Decrease (increase) in long-term prepaid expenses		(20,232)	(31,772)
Decrease (increase) in long-term other receivable		92	91
Decrease (increase) in non-current deferred income tax assets		(42,659)	66,803
Increase (decrease) in trade accounts and notes payable		997,781	43,169
Increase (decrease) in other accounts payable		25,880	(41,376)
Increase (decrease) in advances received		7,761	(2,338)
Increase (decrease) in withholdings		(5,288)	(3,554)
Increase (decrease) in accrued expenses		(47,584)	(29,223)
Increase (decrease) in income tax payable		(137,270)	108,543
Increase (decrease) in warranty reserve		(17,346)	688
Increase (decrease) in other current liabilities		3,384	(22,185)
Payment of severance benefits		(3,061)	(5,587)
Accrued severance benefits transferred from affiliated company, net		1,360	1,663
Increase (decrease) in long-term advances received		695,500	—
Decrease (increase) in severance insurance deposits		(533)	223
Decrease (increase) in contribution to National Pension Fund		12	16

		815,142	161,945

Net cash provided by operating activities		1,143,334	1,623,585

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won)	2009		2008
Cash flows from investing activities:
Decrease (increase) in short-term financial instruments	(Won)	175,000	(1,195,000)
Acquisition of available-for-sale securities		—	(96,250)
Cash dividends received		—	4,965
Acquisition of equity method investments		(12,009)	—
Proceeds from disposal of property, plant and equipment		6,238	815
Proceeds from disposal of intangible assets		5	—
Acquisition of property, plant and equipment		(894,941)	(162,521)
Acquisition of intangible assets		(24,499)	(10,793)
Government subsidies received		38	—
Refund of non-current guarantee deposits		—	2
Payment of non-current guarantee deposits		(6,031)	(1,856)

Net cash used in investing activities		(756,199)	(1,460,638)

Cash flows from financing activities:
Repayment of current portion of long-term debt		(17,350)	(26,670)
Early redemption of debentures		—	(29,822)
Payment of cash dividend		—	(268,362)

Net cash used in financing activities		(17,350)	(324,854)

Net increase (decrease) in cash and cash equivalents		369,785	(161,907)
Cash and cash equivalents, beginning of period		1,207,786	1,109,749

Cash and cash equivalents, end of period	(Won)	1,577,571	947,842

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

1	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Company and its main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2009, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Company’s common shares. In March 2009, Philips, which used to be one of the major shareholders of the Company, sold all of its share holdings, 47,225,000 shares, of the Company.

As of March 31, 2009, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements as of December 31, 2008 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these interim non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying interim non-consolidated financial statements have been translated into English from the Korean language interim non-consolidated financial statements.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

3	Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of March 31, 2009 and December 31, 2008 is as follows:

(In millions of Won)	2009
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,000,880	152	2,000,728
Other accounts receivable		76,583	609	75,974
Accrued income		78,954	78	78,876
Advance payments		3,112	31	3,081
Long-term other receivables		92	1	91

(In millions of Won)	2008
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	1,695,871	293	1,695,578
Other accounts receivable		41,792	222	41,570
Accrued income		88,237	62	88,175
Advance payments		253	3	250
Long-term other receivables		184	2	182

During the three-month period ended March 31, 2009, the amount of trade accounts and notes receivable, arising from sales to the Company’s subsidiaries, sold to financial institutions was USD797 million, of which USD430 million ((Won)591,802 million) is current and outstanding as of March 31, 2009. For the three-month period ended March 31, 2009, the Company recognized (Won)5,269 million as loss on disposal of trade accounts and notes receivable.

4	Inventories

Inventories as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	331,363	41,906	289,457
Work-in-process		397,962	39,317	358,645
Raw materials		249,230	7,820	241,410
Supplies		107,057	28,915	78,142

	(Won)	1,085,612	117,958	967,654

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

4	Inventories, Continued

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	330,361	44,154	286,207
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		95,685	26,668	69,017

	(Won)	1,015,018	133,515	881,503

5	Available-for-Sale Securities

Available-for-sale securities as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009
	Acquisition cost		Unrealized gains				Carrying value (fair value)
			Beginning balance	Changes in unrealized gains, net	Realized gains on disposition	Net balance at end of period
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	33,248	3,250	—	36,498	132,747

(*)	In February 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“HannStar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar at a ratio of 1:1 at the option of the Company from the issue date, February 28, 2008, to the maturity, February 28, 2011. For the period ended March 31, 2009, there is no preferred stock converted into common stocks.

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

5	Available-for-Sale Securities, Continued

The abovementioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

The fair value of the preferred stock has been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s credit risk. The estimated fair value of the convertible preferred stocks is (Won)132,747 million.

(In millions of Won)	2008
	Acquisition cost		Unrealized gains				Carrying value (fair value)
			Beginning balance	Changes in unrealized gains, net	Realized gains on disposition	Net balance at end of period
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation	(Won)	96,249	—	33,248	—	33,248	129,497

6	Equity Method Investments

LG Display Singapore Pte. Ltd. (“LGDSG”) was established in Singapore on January 12, 2009 by incorporating the Singapore branch of the Company, to sell TFT-LCD products. It is wholly owned by the Company and, accordingly, the investment in LGDSG has been accounted for using the equity method.

In February 2009, the Company acquired 3,000,000 common shares of ADP Engineering Co., Ltd. (“ADP Engineering”) (12.9%). Although the Company’s share interests in ADP Engineering is below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

7	Transactions and Balances with Related Parties

(a)	Details of the Company’s related parties as of March 31, 2009 are as follows:

Relationship	2009
Controlling party(*1)	LG Electronics Inc.

Company that has significant influence over the Company(*1)	LG Corp.

Subsidiary	LG Display America, Inc.,
LG Display Taiwan Co., Ltd.,
LG Display Japan Co., Ltd.,
LG Display Germany GmbH,
LG Display Nanjing Co., Ltd.,
LG Display Shanghai Co., Ltd.,
LG Display Hong Kong Co., Ltd.,
LG Display Poland Sp. zo.o.,
LG Display Guangzhou Co., Ltd.,
LG Display Shenzhen Co., Ltd.,
Suzhou Raken Technology Ltd.,
LG Display Singapore Pte. Ltd.

Joint venture	Guangzhou New Vision Technology Research and Development Limited

Equity method investee	Paju Electric Glass Co., Ltd.,
TLI Inc., AVACO Co., Ltd., NEW OPTICS Ltd.,
ADP Engineering Co., Ltd.

Affiliates(*2)	LG Management Development Institute Co., Ltd.,
LG Micron Ltd.,
LG Life Sciences, Ltd.,
LG CNS Co., Ltd.,
LG N-Sys Inc.,
LG Powercom Corp.,
Serveone Co., Ltd.,
LG Innotek Co., Ltd.,
LG Telecom Co., Ltd.,
LG CHEM Ltd.,
LG International Corp.,
LG Dacom Corporation,
Hi Business Logistics,
Siltron Incorporated,
Lusem Co., Ltd. and others

(*1)	The immediate parent and the ultimate parent companies of the Company are LG Electronics Inc. and LG Corporation, respectively.
(*2)	The subsidiaries of the affiliates, which are not presented above, are also affiliates of the Company.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

7	Transactions and Balances with Related Parties, Continued

(b)	Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)	Sales and other			Purchases and other
	2009		2008	2009	2008
Controlling party(*)	(Won)	168,848	341,178	55,896	38,688
Companies that have significant influence over the Company		—	—	8,109	5,921
Subsidiaries		3,103,566	3,437,991	187,143	113,411
Equity method investees		3	—	256,931	106,700
Other related parties		89,703	80,966	1,035,359	625,590

	(Won)	3,362,120	3,860,135	1,543,438	890,310

(*)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c)	Account balances with related companies as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2009		2008	2009	2008
Controlling party(*)	(Won)	98,920	115,235	68,614	82,249
Companies that have significant influence over the Company		2,613	2,577	2,881	2,727
Subsidiaries		1,886,726	1,267,901	536,385	279,572
Equity method investees		559	1	160,020	58,222
Other related parties		170,685	121,140	1,401,435	1,054,112

	(Won)	2,159,503	1,506,854	2,169,335	1,476,882

(*)	Controlling party include overseas subsidiaries that are under direct control of LG Electronics Inc.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

7	Transactions and Balances with Related Parties, Continued

(d)	Key management compensation costs for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Short-term benefits	(Won)	527	428
Severance benefits		58	164
Other long-term benefits		143	—

	(Won)	728	592

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

8	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009		2008
Acquisition cost:
Land	(Won)	382,616	383,645
Buildings		2,608,882	2,023,081
Structures		224,161	223,578
Machinery and equipment		16,287,757	14,516,033
Tools		101,403	100,290
Furniture and fixtures		486,980	464,939
Vehicles		16,850	17,538
Others		9,182	9,182
Construction-in-progress		2,491,091	4,063,699

		22,608,922	21,801,985

Less accumulated depreciation		(13,843,269)	(13,367,839)
Less accumulated impairment loss		(7)	(7)
Less government subsidies		(2,887)	(2,925)

Property, plant and equipment, net	(Won)	8,762,759	8,431,214

The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest expenses. Capitalized financial expenses for the three-month period ended March 31, 2009 and for the year ended December 31, 2008, amount to (Won)24,716 million and (Won)45,177 million, respectively.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

9	Debentures

(a)	Details of debentures issued by the Company as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	Maturity	Annual interest rate	2009		2008
Local currency debentures(*)
Publicly issued debentures	May 2009~ March 2010	3.50~5.00%	(Won)	850,000	850,000
Privately issued debentures	December 2010~ June 2011	5.30~5.89%		600,000	600,000
Less discount on debentures				(2,778)	(3,826)
Less current portion of debentures				(847,413)	(458,201)

				599,809	987,973

Foreign currency debentures
Convertible bonds	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(1,637)	(1,760)
Less conversion right adjustment				(86,599)	(93,111)
Add redemption premium				85,788	85,788

				509,107	502,472

			(Won)	1,108,916	1,490,445

(*)	Principal of the local currency debentures are to be repaid at maturity and interests are paid quarterly.

(b)	Details of the convertible bonds as of March 31, 2009 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won)	(Won) 48,251
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010. If the Convertible bonds were classified as monetary liabilities, the loss on foreign currency translation would be (Won)65,780 million and (Won)243,925 million for the three month period ended March 31, 2009 and the period from Issue date, April 18, 2007, to March 31, 2009, respectively.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

9	Debentures, Continued

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,760 to (Won)48,251 per share due to declaration of cash dividends of (Won)500 per share for the year ended December 31, 2008. As of March 31, 2009 and December 31, 2008, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	March 31, 2009		December 31, 2008
Convertible bonds amount(*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,251	48,760
Common shares to be issued		10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

(c)	Aggregate maturities of the Company’s debentures as of March 31, 2009 are as follows:

(In millions of Won)
Period	Debentures		Convertible bonds(*)	Total
April 1, 2009 ~ March 31, 2010	(Won)	850,000	—	850,000
April 1, 2010 ~ March 31, 2011		200,000	—	200,000
April 1, 2011 ~ March 31, 2012		400,000	—	400,000
April 1, 2012 ~ March 31, 2013		—	597,343	597,343

	(Won)	1,450,000	597,343	2,047,343

(*)	In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

10	Long-Term Debt

(a)	Long-term debt as of March 31, 2009 and December 31, 2008 is as follows:

(In millions of Won except interest rate)
Lender	Annual interest rate(*1)	2009		2008	Redemption method
Local currency loans
The Export-Import Bank of Korea	6.08%	(Won)	—	9,850	Redemption by installments
Korea Development Bank	KDBBIR+0.77%		30,000	37,500	“
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		18,982	18,982	“
Less current portion of long-term debt			(30,902)	(40,451)

		(Won)	18,080	25,881

Foreign currency loans (*2)
The Export-Import Bank of Korea	6ML+0.69%	(Won)	68,855	62,875	Redemption by installments
Korea Development Bank	3ML+0.66%		192,794	176,050	Redemption at maturity
Kookmin Bank and others	3ML+0.35~0.53%		550,840	503,000	“
	6ML+0.41%		275,420	251,500	“

			1,087,909	993,425
Less current portion of long-term debt			—	—

		(Won)	1,087,909	993,425

(*1)	KDBBIR and ML represent Korea Development Bank Benchmark Interest Rates and Month LIBOR (London Inter-Bank Offered Rates), respectively.
(*2)	Foreign currency equivalent as of March 31, 2009 and December 31, 2008 is USD790 million.

(b)	Aggregate maturities of the Company’s long-term debt as of March 31, 2009 are as follows:

(In millions of Won)
Period	Local currency loans		Foreign currency loans	Total
April 1, 2009 ~ March 31, 2010	(Won)	30,902	—	30,902
April 1, 2010 ~ March 31, 2011		3,021	13,771	16,792
April 1, 2011 ~ March 31, 2012		3,796	1,032,825	1,036,621
April 1, 2012 ~ March 31, 2013		3,796	41,313	45,109
April 1, 2013 ~ March 31, 2014		3,797	—	3,797
Thereafter		3,670	—	3,670

	(Won)	48,982	1,087,909	1,136,891

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

11	Commitments and Contingencies

Commitments and contingencies of the Company are as follows:

(a)	Commitments

Overdraft agreements and credit facility agreement

As of March 31, 2009, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and there is no overdrawn balance.

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,606.5 million. As of March 31, 2009, accounts and notes receivable amounting to USD430 million were sold that are current and outstanding.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the three-month period ended March 31, 2009, no accounts and notes receivable were sold.

Letters of credit

As of March 31, 2009, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD35.5 million.

Payment guarantees

The Company receives payment guarantee from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of March 31, 2009, the Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

License agreements

As of March 31, 2009, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation.

Long-term supply agreement

In January 2009, the Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Company received a long-term prepayment of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

11	Commitments and Contingencies, Continued

(b)	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin; however, the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2 Micro International Ltd. and O2 Micro, Inc. have requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigations alleging that the Company, LG Display America, Inc. and others have infringed their patents relating to LCD Displays. The Company is unable to predict the ultimate outcome of this case.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

11	Commitments and Contingencies, Continued

Anti-trust investigations and litigations

The Company and LG Display America, Inc., the US subsidiary of the Company, were under investigation by U.S. Department of Justice (“DOJ”) with their role in conspiracies to fix prices in the sale of liquid crystal display (“LCD”) panels. In November 2008, the Company and Display America, Inc. agreed to a plea agreement with DOJ and agreed to pay USD400 million over a five-year period.

As of March 31, 2009, the Company is under investigation by fair trade or antitrust authorities in Korea, Japan, Canada, Taiwan and European Commission with respect to possible anti-competitive activities in the LCD industry.

In 2006, the Company, along with a number of other firms in the LCD industry, were named as defendants in class actions in the United States and Canada for alleged violation of the antitrust laws in connection with the sale of LCD panels to both direct and indirect purchaser plaintiffs, and the class actions in the United States were consolidated and transferred to the United States District Court for the Northern District of California. In February 2007, the Company and certain of its current and former officers and directors were named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

Each of these investigations, legal proceedings and claims is ongoing and the outcome in any of these matters may have a negative effect on the Company’s financial condition, results of operations or cash flows.

12	Derivative Instruments

(a)	Derivative instruments used by the Company for hedging purposes as of March 31, 2009 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap
Interest rate swap

(b)	Hedge of fair value

The Company entered into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

12	Derivative Instruments, Continued

(i)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of March 31, 2009 are as follows:

(In millions of Won, thousands of JPY and USD, except forward rate)

Bank	Maturity date	Selling		Buying		Forward rate
BNP Paribas Bank and others	April 1, 2009~ May 20, 2009	USD	340,000	(Won)	471,207	(Won) (Won)	1,302.2~ 1,467.3: USD1
SC First Bank and other	April 13, 2009~ April 14, 2009	USD	40,888	JPY	4,000,000	JPY JPY	97.00~ 98.47: USD1
BNP Paribas Bank and other	April 13, 2009	(Won)	28,664	JPY	2,000,000	(Won) (Won)	13.98~ 14.68: JPY1

(ii)	Unrealized gains and losses related to the above derivatives as of March 31, 2009 are as follows:

(In millions of Won)

Type		Unrealized gains	Unrealized losses
Foreign Currency Forwards	(Won)	6,237	15,785

The unrealized gains and losses are charged to operations as gains and losses on foreign currency translation for the three-month period ended March 31, 2009.

(c)	Hedge of cash flows

The Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes. Details of the Company’s derivative instruments related to hedge of cash flows as of March 31, 2009 are as follows:

(i)	Cross Currency Swap

(In millions of Won and thousands of USD, except forward rate)

Bank	Maturity date	Selling		Buying		Contract rate
Kookmin Bank and other	August 29, 2011~ January 31, 2012		—	USD	150,000	Receive floating rate	3M LIBOR~ 3M LIBOR+0.53%
		(Won)	143,269		—	Pay fixed rate	4.54%~5.35%

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

12	Derivative Instruments, Continued

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)7,145 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(ii)	Interest Rate Swap

(In thousands of USD, except forward rate)

Bank	Maturity date	Contract amount		Contract rate
SC First Bank	May 21, 2009~ May 24, 2010	USD	150,000	Receive floating rate Pay fixed rate	6M LIBOR 5.375%~5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)4,560 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(iii)	Unrealized gains and losses, before tax, related to hedge of cash flows as of March 31, 2009 are as follows:

(In millions of Won)

Type		Unrealized gains	Unrealized losses	Cash flow hedge requirements
Cross currency swap(*)	(Won)	—	21,122	Fulfilled
Interest rate swap		—	8,793	Fulfilled

(*)	The unrealized gains amounting to (Won)17,940 million related to the foreign exchange rate risk are recognized as gains in the non-consolidated statement of income in the current period.

(d)	Realized gains and losses related to derivative instruments for the three-month period ended March 31, 2009 are as follows:

(In millions of Won)

Hedge purpose	Type		Transaction gains	Transaction losses
Cash flow hedge	Cross currency swap	(Won)	55	252
Cash flow hedge	Foreign currency forwards		—	2,534
Fair value hedge	Foreign currency forwards		4,885	38,333

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

13	Income Taxes

(a)	Income tax expense for the three-month period ended March 31, 2009 consists of:

(In millions of Won)		2009
Current income taxes	(Won)	(3,365)
Deferred income taxes from changes in temporary differences		(30,785)
Deferred income taxes from changes in tax credit		(29,241)
Deferred income taxes from changes in loss carryforwards		(61,717)
Deferred income taxes added to shareholders’ equity		1,166

Income tax expense	(Won)	(123,942)

(b)	The tax effects of temporary differences, tax credit carryforwards and tax loss carryforwards that resulted in significant portions of deferred tax assets and liabilities at March 31, 2009 are presented below:

(In millions of Won)		January 1, 2009	Increase (decrease)	March 31, 2009
Temporary differences:
Accrued income	(Won)	(88,237)	9,283	(78,954)
Inventories		96,595	(19,392)	77,203
Change in fair value of available-for-sale securities		(33,248)	(3,250)	(36,498)
Equity method investments		259,734	4,885	264,619
Changes in capital adjustment arising from equity method investments		(211,423)	2,071	(209,352)
Other current assets (derivatives)		(70,952)	(961)	(71,913)
Loss on valuation of derivative instruments		22,062	7,853	29,915
Property, plant and equipment		187,869	(2,890)	184,979
Warranty reserve and other reserves		61,520	(691)	60,829
Gain on foreign currency translation		(138,599)	(39,318)	(177,917)
Loss on foreign currency translation		435,875	157,892	593,767
Others		44,187	3,087	47,274

Total		565,383	118,569	683,952

Loss carryforwards		—	280,532	280,532

Tax credit carryforwards	(Won)	468,620	30,778	499,398

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

13	Income Taxes, Continued

		Deferred tax assets (liabilities)
(In millions of Won)		January 1, 2009	Increase (decrease)	March 31, 2009	Current	Non-current
Accrued income	(Won)	(21,353)	3,983	(17,370)	(17,370)	—
Inventories		23,376	(6,391)	16,985	16,985	—
Change in fair value of available-for-sale securities		(7,314)	(715)	(8,029)	—	(8,029)
Equity method investments		(6,446)	13,741	7,295	—	7,295
Changes in capital adjustment arising from equity method investments		(46,513)	456	(46,057)	—	(46,057)
Other current assets (derivatives)		(17,170)	1,349	(15,821)	(15,821)	—
Loss on valuation of derivative instruments		5,156	1,425	6,581	2,575	4,006
Property, plant and equipment		42,152	(1,457)	40,695	—	40,695
Warranty reserve and other reserves		14,665	(1,283)	13,382	11,739	1,643
Gain on foreign currency translation		(33,541)	(5,601)	(39,142)	(39,142)	—
Loss on foreign currency translation		105,482	25,147	130,629	130,629	—
Others		10,270	131	10,401	6,846	3,555

Subtotal		68,764	30,785	99,549	96,441	3,108
Loss carryforwards		—	61,717	61,717	61,717	—
Tax credit carryforwards		421,758	29,241	450,999	—	450,999

Deferred income tax assets	(Won)	490,522	121,743	612,265	158,158	454,107

Statutory tax rate applicable to the Company is 24.2% and 27.5% for the three-month period ended March 31, 2009 and for the year ended December 31, 2008, respectively. Under the Foreign Investment Promotion Act of Korea, the Company had been entitled to an exemption from income taxes at one-half of foreign equity investment in 2008 and the exemption period, which had started from 1998, was terminated as of December 31, 2008.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

14	Cost of Sales

Details of cost of sales for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)		2009		2008
Finished goods	(Won)		3,704,053		3,049,875
Beginning balance		286,207		310,975
Cost of goods manufactured		3,707,303		3,075,194
Ending balance		(289,457)		(336,294)
Merchandise			—		32,155
Others			8,224		4,835

	(Won)		3,712,277		3,086,865

15	Selling and Administrative Expenses

Details of selling, general and administrative expenses for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)		2009	2008
Salaries	(Won)	23,726	24,951
Severance benefits		2,406	2,749
Other employee benefits		4,083	3,578
Shipping cost		25,375	32,057
Rent		1,067	1,044
Fees and commissions		25,311	11,516
Entertainment		530	563
Depreciation		2,881	1,815
Taxes and dues		1,060	666
Advertising		9,317	8,937
Sales promotion		3,225	2,243
Development costs		633	1,298
Research		37,500	28,267
A/S expenses		16,729	17,794
Others		11,407	9,427

	(Won)	165,250	146,905

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

16	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for three-month periods ended March 31, 2009 and 2008 are as follows:

(In Won, except share information)		2009	2008
Net income (loss)	(Won)	(257,181,738,306)	760,585,844,606
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	(719)	2,126

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	There is no dilutive effect for the period ended March 31, 2009. Diluted earnings per share for three-month period ended March 31, 2008 are as follows:

(In Won, except earnings per share and share information)		2008
Net income	(Won)	760,585,844,606
Interest on convertible bond, net of tax		4,679,438,777
Adjusted income		765,265,283,383
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462

Diluted earnings per share	(Won)	2,078

(*)	Weighted-average number of common shares outstanding is calculated as follows:

(In shares)	2008
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	10,530,762

Weighted-average number of common shares (diluted) at March 31, 2008	368,346,462

(c)	The number of dilutive potential ordinary shares outstanding for the three-month period ended March 31 2008 is calculated as follows:

(In shares)	2008
Number of convertible bonds	10,530,762
Period	January 1, 2008~March 31, 2008
Weighted	91 days / 91 days
Effect of conversion of convertible bonds	10,530,762

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

16	Earnings (loss) Per Share, Continued

(d)	Earnings per share and diluted earnings per share for the year ended December 31, 2008 were (Won)3,038 and (Won)3,003, respectively.

(e)	For the three-month period ended March 31, 2009, the number of dilutive potential ordinary shares outstanding, which were excluded from the Company’s calculation of dilutive earnings per share due to their anti-dilutive effect, are as follows:

(In millions of Won except share information)	2009
Convertible bond
Par value	513,480
Conversion period	April 19, 2008~April 3, 2012
Common shares to be issued	10,641,851

17	Share-Based Payments

(a)	The terms and conditions of grants as of March 31, 2009 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs as of March 31, 2009 are exercisable.

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

17	Share-Based Payments, Continued

(b)	The changes in the number of SARs outstanding for the three-month period ended March 31, 2009 and for the year ended December 31, 2008 are as follows:

	Stock appreciation rights
(In share)	2009	2008
Balance at beginning of period	110,000	220,000
Forfeited or cancelled	—	110,000
Outstanding at end of period	110,000	110,000

Exercisable at end of period	110,000	110,000

18	Comprehensive Income and Loss

Comprehensive income and loss for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)		2009	2008
Net income (loss)	(Won)	(257,182)	760,586
Change in equity arising from application of equity method, net of tax effect of (Won)456 million in 2009 and (Won)(23,634) million in 2008		(1,616)	39,869
Change in fair value of available-for-sale securities, net of tax effect of (Won)(715) million in 2009 and (Won)(1,198) million in 2008		2,535	3,160
Gain on valuation of cash flow hedges, net of tax effect of nil in 2009 and (Won)568 million in 2008		—	(1,498)
Loss on valuation of cash flow hedges, net of tax effect of (Won)1,425 million in 2009 and (Won)8,134 million in 2008		(6,428)	(21,445)

Comprehensive income (loss)	(Won)	(262,691)	780,672

19	Segment Information

(a)	The Company manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately as the sales of AM-OLED products are insignificant to total sales.

(b)	The Company sells its products in domestic and foreign markets. Export sales represent approximately 94% of total sales for the three-month period ended March 31, 2009. The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2009 and 2008:

(In millions of Won)
		Domestic	Taiwan	Japan	US	China	Europe	Others in Asia	Others	Total
2009	(Won)	210,126	841,500	286,573	587,544	873,618	546,927	79,474	1,188	3,426,950

2008	(Won)	291,540	1,011,786	346,266	490,111	850,498	743,460	381,632	66,761	4,182,054

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

20	Status of the Company’s Adoption of Korean IFRS

In March 2008, a task force was set up for the Company’s adoption of the Korean International Financial Reporting Standards (“K-IFRS”) in 2010. The task force comprehensively analyzed differences in Statements of Korea Accounting Standard and K-IFRS in the Company’s significant accounting policies and selected the accounting applicable to the Company by benchmarking application of IFRS of other companies. Material adjustments to accounting policies in adopting IFRS, compared to the current accounting policies, are believed to be with convertible bond and employee benefits, and the Company is currently in the process of evaluating the impacts of the adjustments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As at March 31, 2009 and December 31, 2008

(In millions of Won)	Note	(Unaudited) 2009		2008

Assets
Cash and cash equivalents		(Won)	1,685,707	1,367,752
Short-term financial instruments			1,880,000	2,055,000
Available-for-sale securities	6		74	74
Trade accounts and notes receivable, net	4,8		2,299,873	2,004,758
Other accounts receivable, net	4		56,290	36,260
Accrued income, net	4		78,470	87,846
Advance payments, net	4		3,686	409
Prepaid expenses			114,915	38,263
Prepaid value added tax			206,069	176,379
Deferred income tax assets, net	15		173,488	86,048
Inventories, net	5		1,193,451	1,136,673
Other current assets			26,302	28,548

Total current assets			7,718,325	7,018,010

Long-term financial instruments			13	13
Available-for-sale securities	6		132,747	129,497
Equity method investments			67,817	60,717
Property, plant and equipment, net	10		9,636,408	9,270,262
Intangible assets, net			208,904	199,697
Long-term other receivables, net	4		27,663	25,056
Long-term prepaid expenses			163,479	150,808
Deferred income tax assets, net	15		498,655	443,877
Non-current guarantee deposits			58,778	50,781
Other non-current assets			49,319	39,648

Total non-current assets			10,843,783	10,370,356

Total assets		(Won)	18,562,108	17,388,366

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As at March 31, 2009 and December 31, 2008

(In millions of Won)	Note	(Unaudited) 2009		2008
Liabilities
Trade accounts and notes payable	8	(Won)	1,768,509	988,094
Other accounts payable			1,973,256	2,044,888
Short-term borrowings	4, 12		603,106	601,068
Advances received			28,909	17,155
Withholdings			11,177	15,675
Accrued expenses			154,228	203,867
Income tax payable	15		177,131	294,494
Warranty reserve, current			49,695	48,008
Current portion of long-term debt and debentures, net of discounts	11,12		947,173	553,169
Other current liabilities			202,398	19,464

Total current liabilities			5,915,582	4,785,882

Debentures, net of current portion and discounts on debentures	11		1,108,916	1,490,445
Long-term debt, net of current portion	12		1,356,881	1,242,656
Long-term other accounts payable			510,497	462,922
Long-term accrued expenses	19		16,623	16,471
Accrued severance benefits, net			86,691	70,232
Warranty reserve, non-current			7,793	10,097
Long-term advances received			688,550	—
Other non-current liabilities			20,852	21,038

Total non-current liabilities			3,796,803	3,313,861

Total liabilities			9,712,385	8,099,743

Stockholders’ equity
Controlling interest
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares: issued and outstanding 357,815,700 shares in 2009 and 2008			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income			168,429	173,938
Retained earnings			4,558,168	5,001,934

Total controlling interest			8,826,747	9,276,022
Minority interest			22,976	12,601

Total shareholders’ equity			8,849,723	9,288,623

Commitments and contingencies

Total liabilities and stockholders’ equity		(Won)	18,562,108	17,388,366

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Interim Consolidated Statements of Operations

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won, except earnings per share)	Note	2009		2008
Sales	8,9,21	(Won)	3,666,417	4,035,611
Cost of sales	8,9,16		3,827,275	2,972,932

Gross profit (loss)			(160,858)	1,062,679

Selling and administrative expenses	17		250,660	181,580

Operating income (loss)			(411,518)	881,099

Interest income			44,619	39,259
Rental income			825	846
Foreign exchange gains			436,101	283,587
Gain on foreign currency translation			199,850	128,613
Equity income on investments			1,383	3,511
Gain on disposal of property, plant and equipment			299	133
Gain on redemption of debentures			—	16
Commission earned			21,565	131
Reversal of allowance for doubtful accounts			502	159
Gain from assets contributed			32	—
Other income			83	5,002

Non-operating income			705,259	461,257

Interest expenses			26,664	39,657
Foreign exchange losses			322,619	228,767
Loss on foreign currency translation			314,735	157,946
Equity loss on investments			485	—
Donations			127	324
Loss on disposal of property, plant and equipment			51	656
Other bad debt expenses			396	—
Loss on redemption of debentures			—	13
Other expenses			196	169

Non-operating expenses			665,273	427,532

Income (loss) before income taxes			(371,532)	914,824
Income tax expense (benefit)	15		(116,527)	198,175

Net income (loss)		(Won)	(255,005)	716,649

Net income (loss) of the Controlling Company		(Won)	(264,859)	716,649

Net income of minority interest		(Won)	9,854	—

Earnings (loss) per share	18
Basic earnings (loss) per share		(Won)	(740)	2,003

Diluted earnings (loss) per share		(Won)	(740)	1,958

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Interim Consolidated Statement of Changes in Stockholders’ Equity

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won)	Capital stock		Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings	Minority interest	Total
Balances at January 1, 2008	(Won)	1,789,079	2,311,071	5,823	4,183,400	86	8,289,459

Net income		—	—	—	716,649	—	716,649
Cash dividend		—	—	—	(268,362)	—	(268,362)
Change in cumulative translation adjustments		—	—	39,514	—	—	39,514
Change in fair value of available-for-sale securities		—	—	3,160	—	—	3,160
Gain on valuation of cash flow hedges		—	—	(1,498)	—	—	(1,498)
Loss on valuation of cash flow hedges		—	—	(21,445)	—	—	(21,445)

Balances at March 31, 2008	(Won)	1,789,079	2,311,071	25,554	4,631,687	86	8,757,477

Balances at January 1, 2009	(Won)	1,789,079	2,311,071	173,938	5,001,934	12,601	9,288,623

Net income (loss)		—	—	—	(264,859)	9,854	(255,005)
Cash dividend		—	—	—	(178,907)	—	(178,907)
Change in capital adjustment arising from equity method investments		—	—	334	—	—	334
Change in cumulative translation adjustments		—	—	(1,950)	—	521	(1,429)
Change in fair value of available-for-sale securities		—	—	2,535	—	—	2,535
Loss on valuation of cash flow hedges		—	—	(6,428)	—	—	(6,428)

Balances at March 31, 2009	(Won)	1,789,079	2,311,071	168,429	4,558,168	22,976	8,849,723

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Interim Consolidated of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won)	2009		2008
Cash flows from operating activities:
Net income (loss)	(Won)	(255,005)	716,649
Adjustments for:
Depreciation		546,325	670,771
Amortization of intangible assets		9,626	14,132
Loss (gain) on disposal of property, plant and equipment, net		(248)	523
Loss on foreign currency translation, net		80,393	25,376
Amortization of discount on debentures, net		7,683	7,686
Gain on redemption of debentures, net		—	(3)
Provision for warranty reserve		16,729	2,915
Provision for severance benefits		17,718	22,104
Equity income on investments, net		(898)	(3,511)
Reversal of compensation cost		—	(560)
Interest expenses		5,741	—

		683,069	739,433
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable		(365,515)	(222,781)
Decrease (increase) in inventories		(46,513)	(207,083)
Decrease (increase) in other accounts receivable		(25,067)	46,157
Decrease (increase) in accrued income		9,376	(22,913)
Decrease (increase) in advance payments		(3,448)	(542)
Decrease (increase) in prepaid expenses		(69,135)	(31,206)
Decrease (increase) in prepaid value added tax		(32,395)	(9,249)
Decrease (increase) in current deferred income tax assets		(88,195)	3,533
Decrease (increase) in other current assets		1,185	7,895
Decrease (increase) in long-term prepaid expenses		(20,249)	(31,776)
Decrease (increase) in non-current deferred income tax assets		(52,857)	45,406
Decrease (increase) in long-term other receivable		(2,608)	(3,356)
Increase (decrease) in trade accounts and notes payable		849,127	61,068
Increase (decrease) in other accounts payable		3,807	(32,100)
Increase (decrease) in advances received		11,754	(62,448)
Increase (decrease) in withholdings		(4,498)	(2,054)
Increase (decrease) in accrued expenses		(19,266)	(23,546)
Increase (decrease) in income tax payable		(117,356)	111,193
Increase (decrease) in warranty reserve		(17,346)	688
Increase (decrease) in other current liabilities		3,384	(19,653)
Increase (decrease) in long-term accrued expenses		8	2,529
Accrued severance benefits transferred from affiliated company, net		1,360	1,662
Payment of severance benefits		(2,098)	(7,375)
Decrease (increase) in severance insurance deposits		(533)	223
Decrease (increase) in contribution to National Pension Fund		12	100
Increase (decrease) in long-term advances received		695,500	—
Increase (decrease) in cumulative translation adjustments, net		6,015	12,603

		714,449	(383,025)

Net cash provided by operating activities		1,142,513	1,073,057

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Interim Consolidated of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2009 and 2008

(In millions of Won)	2009		2008
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	(Won)	6,487	1,753
Decrease (increase) in short-term financial instruments		175,000	(1,195,000)
Government subsidies received		38	—
Proceeds from disposal of intangible assets		5	—
Acquisition of available-for-sale securities		—	(96,249)
Increase in short-term loans		(1)	(19)
Acquisition of property, plant and equipment		(976,770)	(222,496)
Acquisition of intangible assets		(24,749)	(10,793)
Acquisition of equity method investments		(6,330)	—
Refund of non-current guarantee deposits		—	2
Payment of non-current guarantee deposits		(7,793)	(2,311)

Net cash used in investing activities		(834,113)	(1,525,113)

Cash flows from financing activities:
Proceeds from short-term borrowings		603,106	584,958
Proceeds from issuance of long-term debt		24,867	23,637
Repayment of short-term borrowings		(601,068)	—
Early redemption of debentures		—	(29,822)
Repayment of current portion of long-term debt		(17,350)	(46,416)
Payment of cash dividend		—	(268,362)

Net cash provided by financing activities		9,555	263,995

Net increase (decrease) in cash and cash equivalents		317,955	(188,061)
Cash and cash equivalents, beginning of period		1,367,752	1,196,423

Cash and cash equivalents, end of period	(Won)	1,685,707	1,008,362

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

1	Organization and Description of Business

The accompanying consolidated financial statements include the accounts of LG Display Co., Ltd. and its consolidated subsidiaries (collectively the “Company”). The general information of LG Display Co., Ltd. (the “Controlling Company”), its consolidated subsidiaries and its equity method investees is described below.

(a)	Description of the Controlling Company

LG Display Co., Ltd. was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company and its main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2009, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Controlling Company’s common shares. In March 2009, Philips, which used to be one of the major shareholders of the Controlling Company, sold all of its share holdings, 47,225,000 shares, of the Controlling Company.

As of March 31, 2009, the Controlling Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

(b)	Consolidated Subsidiaries

(i) LG Display America, Inc.

LGDUS, which is wholly owned by the Controlling Company, was incorporated in California, U.S.A., on September 24, 1999, to sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to USD5 million.

(ii) LG Display Japan Co., Ltd.

LGDJP, which is wholly owned by the Controlling Company, was incorporated in Tokyo, Japan, on October 12, 1999, to sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to JPY95 million.

(iii) LG Display Germany GmbH

LGDDG, which is wholly owned by the Controlling Company, was incorporated in Dusseldorf, Germany, on November 5, 1999, to sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to EUR1 million.

(iv) LG Display Taiwan Co., Ltd.

LGDTW, which is wholly owned by the Controlling Company, was incorporated in Taipei, Taiwan, on April 12, 1999, to sell TFT-LCD products and its shares were acquired by the Controlling Company in May 2000 from LG Electronics Inc. As of March 31, 2009 and December 31, 2008, its capital stock amounted to NTD116 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

1	Organization and Description of Business, Continued

(b)	Consolidated Subsidiaries, Continued

(v) LG Display Nanjing Co., Ltd.

LGDNJ, which is wholly owned by the Controlling Company, was incorporated in Nanjing, China, on July 15, 2002, to manufacture and sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to CNY1,664 million and CNY1,643 million, respectively.

(vi) LG Display Hong Kong Co., Ltd.

LGDHK, which is wholly owned by the Controlling Company, was incorporated in Hong Kong on January 24, 2003, to sell the TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to HKD12 million. LGDHK’s operations was transferred to LG.Philips LCD Shenzhen in 2007 and LGDHK is expected to liquidate.

(vii) LG Display Shanghai Co., Ltd.

LGDSH, which is wholly owned by the Controlling Company, was incorporated in Shanghai, China, on January 16, 2003, to sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to CNY4 million.

(viii) LG Display Poland Sp. zo.o.

LGDWR, which is 80.29% owned by the Controlling Company, was incorporated in Wroclaw, Poland on September 6, 2005, to manufacture and sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to PLN511 million.

(ix) LG Display Guangzhou Co., Ltd.

LGDGZ, which is 84.21% owned by the Controlling Company, was incorporated in Guangzhou, China, on June 30, 2006, to manufacture and sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to CNY678 million.

(x) LG Display Shenzhen Co., Ltd.

LGDSZ, which is wholly owned by the Controlling Company, was incorporated in Shenzhen, China on August 28, 2007, to sell TFT-LCD products. As of March 31, 2009 and December 31, 2008, its capital stock amounted to CNY4 million.

(xi) Suzhou Raken Technology Ltd.

Suzhou Raken Technology Ltd. was incorporated in Suzhou, China for production of LCD modules and LCD TV sets on October 7, 2008. The Controlling Company entered into a joint venture agreement with AmTRAN Technology Co., Ltd. and each party acquired equity interest in the joint venture a 51% and 49%, respectively. As of March 31, 2009 and December 31, 2008, its capital stock amounted to CNY139 million.

(xii) LG Display Singapore Pte. Ltd.

LGDSG, which is wholly owned by the Controlling Company, was established in Singapore on January 12, 2009 by incorporating the Singapore branch of the Controlling Company, to sell TFT-LCD products. As of March 31, 2009, its capital stock amounted to SGD1.4 million.

(c)	Equity Method Investment

(i) Paju Electric Glass Co., Ltd. (“PEG”)

PEG was incorporated in Paju, Korea, on January 3, 2005, to produce electric glass. As of March 31, 2009 and December 31, 2008, its capital stock amounted to (Won)36,000 million and 40% of PEG is owned by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

1	Organization and Description of Business, Continued

(c)	Equity Method Investment, Continued

(ii) TLI Inc. (“TLI”)

TLI was incorporated on October 28, 1998, to manufacture and sell semiconductor parts for flat-panel display. In May 2008, the Controlling Company acquired 1,008,875 common shares of TLI (13.0%) at (Won)14,074 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interests in TLI is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investment in TLI has been accounted for using the equity method. As of March 31, 2009 and December 31, 2008, 12.9% of TLI is owned by the Controlling Company.

(iii) AVACO Co., Ltd. (“AVACO”)

AVACO was incorporated on January 16, 2000 to manufacture and sell equipment for flat-panel display. In June 2008, the Controlling Company acquired 2,037,204 common shares of AVACO (19.9%) at (Won)6,173 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interests in AVACO is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of AVACO and, accordingly, the investment in AVACO has been accounted for using the equity method. As of March 31, 2009 and December 31, 2008, 19.9% of AVACO is owned by the Controlling Company.

(iv) Guangzhou New Vision Technology Research and Development Limited (“Guangzhou R&D JV Center”)

The Controlling Company entered into a joint venture agreement with Shenzhen Skyworth-RGB Electronics Co., Limited (“Skyworth-RGB”) to strengthen its strategic alliance with Skyworth-RGB and to jointly develop products for enhancing competitiveness in the Chinese market and, accordingly, Guangzhou R&D JV Center was set up for research and development on design of LCD modules and LCD TVs. Each party acquired a 50% equity interest in the joint venture and, in July 2008, the Controlling Company invested (Won)3,655 million. As of March 31, 2009 and December 31, 2008, 50% of Guangzhou R&D JV Center is owned by the Controlling Company.

(v) NEW OPTICS Ltd.

NEW OPTICS Ltd. was incorporated on August 1, 2005 to manufacture back-light parts for TFT-LCD. In July 2008, the Controlling Company acquired 6,850,000 common shares of NEW OPTICS Ltd. (36.68%) at (Won)9,700 million. The Controlling Company’s share interest in the investee exceeds 30%, however, the Controlling Company is not the shareholder with the majority ownership and, accordingly, investment in this investee has been accounted for using the equity method. As of March 31, 2009 and December 31, 2008, 36.68% of NEW OPTICS Ltd. is owned by the Controlling Company.

(vi) ADP Engineering Co., Ltd. (“ADP Engineering”)

ADP Engineering was incorporated on January 26, 2001 to develop and manufacture the equipment for flat-panel display. In February 2009, the Controlling Company acquired 3,000,000 common shares of ADP Engineering (12.93%) at (Won)6,330 million. Although the Controlling Company’s share interests in ADP Engineering is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

2	Summary of Consolidated Subsidiaries

Consolidated subsidiaries as of March 31, 2009, are as follows:

Overseas Subsidiaries	Total issued and outstanding shares	No. of shares owned by the Controlling Company	Percentage of ownership (%)
LG Display America, Inc.	5,000,000	5,000,000	100
LG Display Japan Co., Ltd.	1,900	1,900	100
LG Display Germany GmbH	960,000	960,000	100
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100
LG Display Nanjing Co., Ltd.	(*1)	(*1)	100
LG Display Hong Kong Co., Ltd.	115,000	115,000	100
LG Display Shanghai Co., Ltd.	(*1)	(*1)	100
LG Display Poland Sp. zo.o.(*2)	5,110,710	4,103,277	80
LG Display Guangzhou Co., Ltd.(*3)	(*1)	(*1)	84
LG Display Shenzhen Co., Ltd.	(*1)	(*1)	100
Suzhou Raken Technology Ltd.	(*1)	(*1)	51
LG Display Singapore Pte. Ltd.	(*1)	(*1)	100

(*1)	No shares have been issued in accordance with the local laws and regulations.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LGDWR in December 2007. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is indexed to LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms; the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LGDGZ in June 2008. With the acquisition of the 16% interest, Skyworth and the Controlling Company entered into a derivative contract that is indexed to LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s 16% interest in LGDGZ and Skyworth has a put option to sell its 16% interest in LGDGZ to LG Display Co., Ltd. under the same terms; the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

2	Summary of Consolidated Subsidiaries, Continued

A summary of the consolidated subsidiaries’ financial data as of and for the three-month period ended March 31, 2009, prior to the elimination of intercompany transactions is as follows:

(In millions of Won)	Total assets		Total liabilities	Total stockholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	356,770	809,902	(453,132)	606,549	13
LG Display Japan Co., Ltd.		191,921	181,894	10,027	305,313	(2,251)
LG Display Germany GmbH		505,282	485,146	20,136	612,720	8,526
LG Display Taiwan Co., Ltd.		596,701	548,546	48,155	566,042	20,345
LG Display Nanjing Co., Ltd.		707,137	225,506	481,631	113,565	28,703
LG Display Hong Kong Co., Ltd.		2,199	11	2,188	—	(2)
LG Display Shanghai Co., Ltd.		363,188	352,846	10,342	479,367	2,369
LG Display Poland Sp. zo.o.		360,898	214,642	146,256	31,672	4,349
LG Display Guangzhou Co., Ltd.		263,915	141,855	122,060	36,434	6,839
LG Display Shenzhen Co., Ltd.		97,475	93,501	3,974	190,942	253
Suzhou Raken Technology Ltd.		320,596	273,707	46,889	306,664	20,110
LG Display Singapore Pte. Ltd.		322,809	326,548	(3,739)	307,599	(5,251)

	(Won)	4,088,891	3,654,104	434,787	3,556,867	84,003

3	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim consolidated financial statements are the same as those followed by the Company in its preparation of annual consolidated financial statements as of December 31, 2008 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Consolidated Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these interim consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying interim consolidated financial statements have been translated into English from the Korean language interim consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

4	Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of March 31, 2009 and December 31, 2008 is as follows:

(In millions of Won)	2009
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,300,406	533	2,299,873
Other accounts receivable		57,010	720	56,290
Accrued income		78,549	79	78,470
Advance payments		3,717	31	3,686
Long-term other receivable		27,664	1	27,663

(In millions of Won)	2008
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,005,792	1,034	2,004,758
Other accounts receivable		36,535	275	36,260
Accrued income		87,908	62	87,846
Advance payments		412	3	409
Long-term other receivable		25,058	2	25,056

During the three-month period ended March 31, 2009, the amount of trade accounts and notes receivable arising from sales of the Controlling Company to its subsidiaries and sold to financial institutions was USD797 million, of which USD430 million ((Won)591,802 million) is current and outstanding as of March 31, 2009. The transferred accounts receivable was recorded as short-term borrowings. For the three-month period ended March 31, 2009, the Company recognized (Won)5,782 million as interest expense in relation to the short-term borrowings.

5	Inventories

Inventories as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	510,115	47,143	462,972
Work-in-process		412,074	39,317	372,757
Raw materials		285,359	7,828	277,531
Supplies		110,201	30,010	80,191

	(Won)	1,317,749	124,298	1,193,451

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

5	Inventories, Continued

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	602,585	63,198	539,387
Goods in trade		1,054	114	940
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		97,551	27,484	70,067

	(Won)	1,290,162	153,489	1,136,673

6	Available-for-Sale Securities

Available-for-sale securities as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009
	Acquisition cost		Unrealized gains
			Beginning balance	Changes in unrealized gains, net	Realized gains on disposition	Net balance at end of period	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	33,248	3,250	—	36,498	132,747

(*)	In February 2008, the Controlling Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“HannStar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar at a ratio of 1:1 at the option of the Controlling Company from the issue date, February 28, 2008, to the maturity, February 28, 2011. For the period ended March 31, 2009, there is no preferred stock converted into common stocks.

The Controlling Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to the maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

6	Available-for-Sale Securities, Continued

The above mentioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

The fair value of the preferred stock has been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s credit risk. The estimated fair value of the convertible preferred stocks is (Won)132,747 million.

(In millions of Won)	2008
	Acquisition cost		Unrealized gains
			Beginning balance	Changes in unrealized gains, net	Realized gains on disposition	Net balance at end of period	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation	(Won)	96,249	—	33,248	—	33,248	129,497

7	Equity Method Investments

In February 2009, Controlling Company acquired 3,000,000 common shares of ADP Engineering (12.9%). Although the Company’s share interests in ADP Engineering is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

8	Transactions and Balances with Related Parties

(a)	Details of the Company’s related parties as of March 31, 2009 are as follows:

Relationship	2009
Controlling party(*1)	LG Electronics Inc.

Company that has significant influence over the Company(*1)	LG Corp.

Joint venture	Guangzhou New Vision Technology Research and Development Limited

Equity method investee	Paju Electric Glass Co., Ltd., TLI Inc., AVACO Co., Ltd., NEW OPTICS Ltd., ADP Engineering Co., Ltd.

Affiliates(*2)

LG Management Development Institute Co., Ltd.,

LG Micron Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG CHEM Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

(*1)	The immediate parent and the ultimate parent companies of the Company are LG Electronics Inc. and LG Corporation, respectively.
(*2)	The subsidiaries of the affiliates, which are not presented above, are also affiliates of the Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

8	Transactions and Balances with Related Parties, Continued

(b)	Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2009 and 2008, and the related account balances outstanding as of March 31, 2009, and December 31, 2008 are as follows:

	Sales and other			Purchases and other		Trade accounts and notes receivable and other		Trade accounts and notes payable and other
(In millions of Won)	2009		2008	2009	2008	2009	2008	2009	2008
Controlling party(*)	(Won)	894,886	950,510	55,896	38,696	598,285	442,943	68,795	82,370
Companies that have significant influence over the Company		—	—	8,109	5,921	2,613	2,577	2,881	2,727
Equity method Investee		3	—	256,931	106,700	559	1	160,020	58,222
Other related parties		254,935	429,945	1,079,311	776,985	276,181	210,078	1,444,656	1,088,889

	(Won)	1,149,824	1,380,455	1,400,247	928,302	877,638	655,599	1,676,352	1,232,208

(*)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c)	Key management compensation costs for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Short-term benefits	(Won)	527	428
Severance benefits		58	164
Other long-term benefits		143	—

	(Won)	728	592

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

9	Significant Transactions and Balances with Consolidated Subsidiaries

(a)	The Controlling Company’s significant transactions with consolidated subsidiaries for the three-month periods ended March 31, 2009 and 2008, and the related account balances outstanding as of March 31, 2009, and December 31, 2008 are as follows:

(i)	2009

(In millions of Won)
Company	Sales(*)		Purchases	Trade accounts and notes receivable	Trade accounts and notes payable
LG Display America, Inc.	(Won)	566,082	—	231,582	—
LG Display Germany GmbH		555,948	—	369,405	21,623
LG Display Japan Co., Ltd.		289,482	—	134,462	8
LG Display Taiwan Co., Ltd.		535,569	—	403,032	—
LG Display Nanjing Co., Ltd.		2,047	116,487	11,418	185,418
LG Display Shanghai Co.,Ltd.		460,539	—	205,541	173
LG Display Poland Sp. zo.o.		321	35,954	4,272	101,338
LG Display Guangzhou Co., Ltd.		110	34,702	19,731	4,171
LG Display Shenzhen Co., Ltd.		186,316	—	68,573	—
LG Display Singapore Pte. Ltd.		327,821	—	307,754	14
Suzhou Raken Technology Ltd.		179,331	—	130,956	223,640

	(Won)	3,103,566	187,143	1,886,726	536,385

(*)	These amounts include the Controlling Company’s sale of property, plant and equipment to the Controlling Company’s subsidiaries amounting to (Won)4,057 million.

(ii)	2008

(In millions of Won)
Company	Sales		Purchases	Trade accounts and notes receivable	Trade accounts and notes payable
LG Display America, Inc.	(Won)	496,942	—	172,753	—
LG Display Germany GmbH		746,319	1,351	341,616	17,300
LG Display Japan Co., Ltd.		350,644	—	87,502	—
LG Display Taiwan Co., Ltd.		1,000,390	—	324,075	—
LG Display Nanjing Co., Ltd.		405	73,139	10,209	156,200
LG Display Shanghai Co.,Ltd.		511,385	—	190,271	21
LG Display Poland Sp. zo.o.		140	29,423	3,864	92,438
LG Display Guangzhou Co., Ltd.		16	9,498	19,255	13,609
LG Display Shenzhen Co., Ltd.		331,750	—	108,413	4
Suzhou Raken Technology Ltd.		—	—	9,943	—

	(Won)	3,437,991	113,411	1,267,901	279,572

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

10	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009		2008
Acquisition cost:
Land	(Won)	404,672	408,113
Buildings		3,107,988	2,532,747
Structures		251,720	225,747
Machinery and equipment		17,144,297	15,281,920
Tools		205,669	198,444
Furniture and fixtures		540,913	512,503
Vehicles		21,476	22,012
Others		9,563	9,605
Machinery-in-transit		8,268	—
Construction-in-progress		2,570,514	4,131,614

		24,265,080	23,322,705

Less accumulated depreciation		(14,603,722)	(14,025,042)
Less accumulated impairment loss		(7)	(7)
Less government subsidies		(24,943)	(27,394)

Property, plant and equipment, net	(Won)	9,636,408	9,270,262

The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest expenses. Capitalized financial expenses for the three-month period ended March 31, 2009 and for the year ended December 31, 2008, amount to (Won)24,895 million and (Won)45,177 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

11	Debentures

(a)	Details of debentures issued by the Controlling Company as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won)	Maturity	Annual interest rate	2009		2008
Local currency debentures(*)
Publicly issued debentures	May 2009~ March 2010	3.50~5.00%	(Won)	850,000	850,000
Privately issued debentures	December 2010~ June 2011	5.30~5.89%		600,000	600,000
Less discount on debentures				(2,778)	(3,826)
Less current portion of debentures				(847,413)	(458,201)

				599,809	987,973

Foreign currency debentures
Convertible bonds	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(1,637)	(1,760)
Less conversion right adjustment				(86,599)	(93,111)
Add redemption premium				85,788	85,788

				509,107	502,472

			(Won)	1,108,916	1,490,445

(*)	Principal of the local currency debentures are to be repaid at maturity and interests are paid quarterly.

(b)	Details of the convertible bonds as of March 31, 2009 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won)	(Won)48,251
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010. If the Convertible bonds were classified as monetary liabilities, the loss on foreign currency translation would be (Won)65,780 million and (Won)243,925 for the three month period ended March 31, 2009 and the period from issue date, April 18, 2007, to March 31, 2009, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

11	Debentures, Continued

The Controlling Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Controlling Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,760 to (Won)48,251 per share due to declaration of cash dividends of (Won)500 per share for the year ended December 31, 2008. As of March 31, 2009 and December 31, 2008, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	March 31, 2009		December 31, 2008
Convertible bonds amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,251	48,760
Common shares to be issued		10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD 1.

(c)	Aggregate maturities of the Company’s debentures as of March 31, 2009 are as follows:

(In millions of Won)
Period	Debentures		Convertible bonds(*)	Total
April 1, 2009 ~ March 31, 2010	(Won)	850,000	—	850,000
April 1, 2010 ~ March 31, 2011		200,000	—	200,000
April 1, 2011 ~ March 31, 2012		400,000	—	400,000
April 1, 2012 ~ March 31, 2013		—	597,343	597,343

	(Won)	1,450,000	597,343	2,047,343

(*)	In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

12	Short-Term Borrowings and Long-Term Debt

(a)	Short-term borrowings as of March 31, 2009 and December 31, 2008 are as follows:

(In millions of Won, except interest rate)
Lender	Annual interest rate	2009		2008
Factoring of accounts receivable(*2)
Korea Exchange Bank and others	LIBOR+2.0~2.9%	(Won)	591,802	601,068
Working capital(*2)
Mizuho Bank and others	TIBOR (*1)+0.40~0.45%		11,304	—

(*1)	TIBOR represents Tokyo Inter-Bank Offered Rates.
(*2)	Foreign currency equivalent as of March 31, 2009 and December 31, 2008 is as follows:

(In millions)	2009	2008
USD	430	478
JPY	799	—

(b)	Long-term debt as of March 31, 2009 and December 31, 2008 is as follows:

(In millions of Won, except interest rate)
Lender	Annual interest rate(*1)	2009		2008
Local currency loans

The Export-Import Bank of Korea	6.08%	(Won)	—	9,850
Korea Development Bank	KDBBIR+0.77%		30,000	37,500
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		18,982	18,982
Less current portion of long-term debt			(30,902)	(40,451)

			18,080	25,881
Foreign currency loans(*2)
Industrial and Commercial Bank of China and others	6ML+0.50%~0.68%, 3M EURIBOR+0.60%, 95% of the Basic Rate published by the People’s Bank of China		319,750	277,867
The Export-Import Bank of Korea	6ML+0.69%		68,855	62,875
Korea Development Bank	3ML+0.66%		192,794	176,050
Kookmin Bank and others	3ML+0.35~0.53%		550,840	503,000
	6ML+0.41%		275,420	251,500
Less current portion of long-term debt			(68,858)	(54,517)

			1,338,801	1,216,775

		(Won)	1,356,881	1,242,656

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

12	Short-Term Borrowings and Long-Term Debt, Continued

(*1)	ML, M EURIBOR and KDBBIR represents Month LIBOR, Month EURIBOR and Korea Development Bank Benchmark Interest Rates, respectively.
(*2)	Foreign currency equivalent as of March 31, 2009 and December 31, 2008 is as follows:

(In millions)	2009	2008
USD	902	902
CNY	194	70
EUR	70	70

(c)	Aggregate maturities of the Company’s long-term debt as of March 31, 2009 are as follows:

(In millions of Won) Period
	Local currency loans		Foreign currency loans	Total
April 1, 2009 ~ March 31, 2010	(Won)	30,902	68,858	99,760
April 1, 2010 ~ March 31, 2011		3,021	149,251	152,272
April 1, 2011 ~ March 31, 2012		3,796	1,099,433	1,103,229
April 1, 2012 ~ March 31, 2013		3,796	80,356	84,152
April 1, 2013 ~ March 31, 2014		3,797	9,761	13,558
Thereafter		3,670	—	3,670

	(Won)	48,982	1,407,659	1,456,641

13	Commitments and Contingencies

Commitments and contingencies of the Company are as follows:

(a)	Commitments

Overdraft agreements and credit facility agreement

As of March 31, 2009, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and there is no overdrawn balance.

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,606.5 million. As of March 31, 2009, accounts and notes receivable amounting to USD430 million were sold that are current and outstanding, and were recorded as short-term borrowings.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the three-month period ended March 31, 2009, no accounts and notes receivable were sold.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

13	Commitments and Contingencies, Continued

Letters of credit

As of March 31, 2009, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD35.5 million.

Payment guarantees

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of March 31, 2009, the Controlling Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD30 million, EUR3.6 million, and JPY5,200 million with Mizho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments.

License agreements

As of March 31, 2009, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation.

Long-term supply agreement

In January 2009, the Controlling Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Controlling Company received a long-term prepayment of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter.

(b)	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Controlling Company in the United States District Court for the Western District of Wisconsin; however, the case was transferred to the United States District Court for the District of Delaware due to the Controlling Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Controlling Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Controlling Company’s motion to transfer. The Controlling Company is unable to predict the ultimate outcome of the above matters.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

13	Commitments and Contingencies, Continued

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Controlling Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2 Micro International Ltd. and O2 Micro Inc. have requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigations alleging that the Company, LG Display America, Inc. and others have infringed their patents relating to LCD Displays. The Company is unable to predict the ultimate outcome of this case.

Anti-trust investigations and litigations

The Controlling Company and LG Display America, Inc., the US subsidiary of the Controlling Company, were under investigation by U.S. Department of Justice (“DOJ”) with their role in conspiracies to fix prices in the sale of liquid crystal display (“LCD”) panels. In November, 2008, the Controlling Company and LG Display America, Inc. agreed to a plea agreement with DOJ and agreed to pay USD400 million over a five-year period.

As of March 31, 2009, the Controlling Company is under investigation by fair trade or antitrust authorities in Korea, Japan, Canada, Taiwan and European Commission with respect to possible anti-competitive activities in the LCD industry.

In 2006, the Controlling Company, along with a number of other firms in the LCD industry, has been named as defendants in class actions in the United States and Canada for alleged violation of the antitrust laws in connection with the sale of LCD panels to both direct and indirect purchaser plaintiffs, and the class actions in the United States were consolidated and transferred to the United States District Court for the Northern District of California. In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in a federal class action in the United States by the shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Controlling Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

Each of these investigations, legal proceedings and claims is ongoing and the outcome in any of these matters may have a negative effect on the Company’s financial condition, results of operations or cash flows.

14	Derivative Instruments

(a)	Derivative instruments used by the Controlling Company for hedging purposes as of March 31, 2009 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign Currency Forwards
Hedge of cash flows	Cross currency swap
Interest rate swap

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

14	Derivative Instruments, Continued

(b)	Hedge of fair value

The Controlling Company entered into foreign currency forward contracts to manage the exposure to changes in currency exchange rates of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of March 31, 2009 are as follows:

(In millions of Won, thousands of USD and JPY, except forward rate)

Bank	Maturity date	Selling	Buying		Forward rate
BNP Paribas Bank and others	April 1, 2009~ May 20, 2009	USD340,000	(Won)	471,207	(Won)1,302.2~ (Won)1,467.3: USD1

SC First Bank and other	April 13, 2009~ April 14, 2009	USD40,888		JPY4,000,000	JPY97.00~ JPY98.47: USD1

BNP Paribas Bank and other	April 13, 2009	(Won)28,664		JPY2,000,000	(Won)13.98~ (Won)14.68: JPY1

(ii)	Unrealized gains and losses related to the above derivatives as of March 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	6,237	15,785

The unrealized gains and losses are charged to operations as gains and losses on foreign currency translation for the three-month period ended March 31, 2009.

(c)	Hedge of cash flows

The Controlling Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes. Details of the Controlling Company’s derivative instruments related to hedge of cash flows as of March 31, 2009 are as follows:

(i)	Cross Currency Swap

(In millions of Won and thousands of USD, except forward rate)

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and other	August 29, 2011~ January 31, 2012		—	USD150,000	Receive floating rate	3M LIBOR ~ 3M LIBOR+0.53%
		(Won)	143,269	—	Pay fixed rate	4.54%~5.35%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

14	Derivative Instruments, Continued

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)7,145 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(ii)	Interest Rate Swap

(In thousands of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate

SC First Bank	May 21, 2009~ May 24, 2010	USD150,000	Receive floating rate	6M LIBOR
			Pay fixed rate	5.375%~5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)4,560 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(iii)	Unrealized gains and losses, before tax, related to hedge of cash flows as of March 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Cross currency swap(*)	(Won)	—	21,122	Fulfilled
Interest rate swap		—	8,793	Fulfilled

(*)	The unrealized gains amounting to (Won)17,940 million related to the foreign exchange rate risk are recognized as gains in the consolidated statement of income in the current period.

(d)	Realized gains and losses related to derivative instruments for the three-month period ended March 31, 2009 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	55	252
Cash flow hedge	Foreign currency forwards		—	2,534
Fair value hedge	Foreign currency forwards		4,885	38,333

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

15	Income Taxes

(a)	Income tax expense for the three-month period ended March 31, 2009 consists of:

(In millions of Won)	2009
Current income taxes	(Won)	24,525
Deferred income taxes from changes in temporary differences		(51,260)
Deferred income taxes from changes in tax credit		(29,241)
Deferred income taxes from changes in loss carryforwards		(61,717)
Deferred income taxes added to shareholders’ equity		1,166

Income tax expense	(Won)	(116,527)

(b)	The tax effects of temporary differences, tax credit carryforwards and loss carryforwards that resulted in significant portions of deferred tax assets and liabilities at March 31, 2009 are presented below:

(In millions of Won)	January 1, 2009		Increase (decrease)	March 31, 2009
Temporary differences:
Accrued income	(Won)	(88,237)	9,283	(78,954)
Inventories		73,341	9,243	82,584
Change in fair value of available-for-sale securities		(33,248)	(3,250)	(36,498)
Long-term other payables		406,156	12,602	418,758
Equity method investments		(12,715)	(4,195)	(16,910)
Changes in capital adjustment arising from equity method investments		(684)	(430)	(1,114)
Changes in cumulative translation adjustments		(210,739)	2,501	(208,238)
Other current assets (derivatives)		(70,952)	(961)	(71,913)
Loss on valuation of derivative instruments		22,062	7,853	29,915
Property, plant and equipment		366,067	59,382	425,449
Warranty reserve and other reserves		61,520	(691)	60,829
Gain on foreign currency translation		(138,599)	(39,318)	(177,917)
Loss on foreign currency translation		435,875	157,892	593,767
Others		73,567	38,296	111,863

Total		883,414	248,207	1,131,621

Loss carryforwards		—	280,532	280,532

Tax credit carryforwards	(Won)	468,620	30,778	499,398

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

15	Income Taxes, Continued

	Deferred tax assets (liabilities)
(In millions of Won)	January 1, 2009		Increase (decrease)	March 31, 2009	Current	Non-current
Accrued income	(Won)	(21,353)	3,983	(17,370)	(17,370)	—
Inventories		18,239	241	18,480	18,480	—
Change in fair value of available-for-sale securities		(7,314)	(715)	(8,029)	—	(8,029)
Long-term other payables		—	—	—	—	—
Equity method investments		—	—	—	—	—
Changes in capital adjustment arising from equity method investments		(150)	(94)	(244)	—	(244)
Changes in cumulative translation adjustments		(46,363)	550	(45,813)	—	(45,813)
Other current assets (derivatives)		(17,170)	1,349	(15,821)	(15,821)	—
Loss on valuation of derivative instruments		5,156	1,425	6,581	2,575	4,006
Property, plant and equipment		76,357	16,872	93,229	10,971	82,258
Warranty reserve and other reserves		14,665	(1,283)	13,382	11,739	1,643
Gain on foreign currency translation		(33,541)	(5,601)	(39,142)	(39,142)	—
Loss on foreign currency translation		105,482	25,147	130,629	130,629	—
Others		14,159	9,386	23,545	9,710	13,835

Subtotal		108,167	51,260	159,427	111,771	47,656
Loss carryforwards		—	61,717	61,717	61,717	—
Tax credit carryforwards		421,758	29,241	450,999	—	450,999

Deferred income tax assets	(Won)	529,925	142,218	672,143	173,488	498,655

Statutory tax rate applicable to the Company is 24.2% and 27.5% for the three-month period ended March 31, 2009 and for the year ended December 31, 2008, respectively. Under the Foreign Investment Promotion Act of Korea, the Company had been entitled to an exemption from income taxes at one-half of foreign equity investment in 2008 and the exemption period, which had started from 1998, was terminated as of December 31, 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

16	Cost of Sales

Details of cost of sales for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)	2009			2008
Finished goods	(Won)		3,821,973		2,940,745
Beginning balance		539,387		453,034
Cost of goods manufactured		3,745,558		3,075,713
Ending balance		(462,972)		(588,002)
Merchandise			1,432		29,113
Others			3,870		3,074

	(Won)		3,827,275		2,972,932

17	Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)	2009	2008
Salaries	38,207	32,449
Severance benefits	2,447	2,827
Other employee benefits	7,702	4,679
Shipping cost	69,037	42,242
Rent	3,628	3,036
Fees and commissions	28,195	15,420
Entertainment	1,690	1,132
Depreciation	5,299	4,633
Taxes and dues	2,640	1,966
Advertising	9,343	8,962
Sales promotion	3,384	2,352
Development costs	693	1,298
Research	37,500	28,267
Bad debt expenses	—	504
A/S expenses	23,490	19,463
Others	17,405	12,350

	250,660	181,580

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

18	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share of the Controlling Company for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In Won, except share information)	2009		2008
Net income (loss) of the Controlling Company	(Won)	(264,858,600,800)	716,649,035,368
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share of the Controlling Company	(Won)	(740)	2,003

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	There is no dilutive effect for the period ended March 31, 2009. Diluted earnings per share of the Controlling Company for three-month period ended March 31, 2008 are as follows:

(In Won, except earnings per share and share information)	2008
Net income of the Controlling Company	(Won)	716,649,035,368
Interest on convertible bond, net of tax		4,679,438,777
Adjusted income		721,328,474,145
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462

Diluted earnings per share of the Controlling Company	(Won)	1,958

(*)	Weighted-average number of common shares outstanding calculated as follows:

(In shares)	2008
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	10,530,762

Weighted-average number of common shares (diluted) at March 31, 2008	368,346,462

(c)	The number of dilutive potential ordinary shares outstanding for the three-month period ended March 31, 2008 is calculated as follows:

(In shares)	2008
Number of convertible bonds	10,530,762
Period	January 1, 2008~March 31, 2008
Weighted	91 days / 91 days
Effect of conversion of convertible bonds	10,530,762

(d)	Earnings per share and diluted earnings per share of the Controlling Company for the year ended December 31, 2008 were (Won)3,038 and (Won)3,003, respectively.

Notes to Interim Consolidated Financial Statements

18	Earnings (loss) Per Share, Continued

(e)	For the three-month period ended March 31, 2009, the number of dilutive potential ordinary shares outstanding, which were excluded from the Controlling Company’s calculation of dilutive earning per share due to their anti-dilutive effect, are as follows:

(In shares)	2009
Convertible bond
Par value	513,480
Conversion period	April 19, 2008~April 3, 2012
Common shares to be issued	10,641,851

19	Share-Based Payments

(a)	The terms and conditions of grants as of March 31, 2009 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executive)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Controlling Company before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs, as of March 31, 2009 are exercisable.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

19	Share-Based Payments, Continued

(b)	The changes in the number of SARs outstanding for the three-month period ended March 31, 2009 and for the year ended December 31, 2008 are as follows:

(In share)	Stock appreciation rights
	2009	2008
Balance at beginning of period	110,000	220,000
Forfeited or cancelled	—	110,000
Outstanding at end of period	110,000	110,000

Exercisable at end of period	110,000	110,000

20	Comprehensive Income and Loss

Comprehensive income and loss for the three-month periods ended March 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Net income (loss)	(Won)	(255,005)	716,649
Change in fair value of available-for-sale securities, net of tax effect of (Won)(715) million in 2009 and (Won)(1,198) million in 2008		2,535	3,160
Change in equity arising from application of equity method, net of tax effect of (Won)(94) million in 2009 and nil in 2008		334	—
Gain on valuation of cash flow hedges, net of tax effect of nil in 2009 and (Won)568 million in 2008		—	(1,498)
Loss on valuation of cash flow hedges, net of tax effect of (Won)1,425 million in 2009 and (Won)8,134 million in 2008		(6,428)	(21,445)
Change in cumulative translation adjustments, net of tax effect of (Won)550 million in 2009 and (Won)(23,634) million in 2008		(1,429)	39,514

Consolidated Comprehensive income (loss)		(259,993)	736,380

Comprehensive income (loss) of the Controlling Company		(270,368)	736,380

Comprehensive income of minority interest	(Won)	10,375	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2009 and 2008

(Unaudited)

21	Segment Information

(a)	The Company manufactures and sells TFT-LCD, AM-OLED and TV products as of March 31, 2009.

(b)	The Company sells its products in domestic and foreign markets. Export sales represent approximately 94% of total sales for the three-month period ended March 31, 2009. The following is a summary of sales by region based on the location of the customers for the three-month period ended March 31, 2009:

(In millions of Won)
	Korea			Asia	US	Europe	Consolidation adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	210,126	3,216,824	2,305,926	606,549	644,392	(3,317,400)	3,666,417
Inter-company sales		—	(3,109,382)	(166,195)	(521)	(41,302)	3,317,400	—

Net sales	(Won)	210,126	107,442	2,139,731	606,028	603,090	—	3,666,417

Operating income	(Won)		(450,577)	69,472	6,761	13,723	(50,897)	(411,518)

Total assets	(Won)		17,760,554	2,865,941	356,770	866,180	(3,287,337)	18,562,108

22	Status of the Company’s Adoption of Korean IFRS

In March 2008, a task force was set up for the Company’s adoption of the Korean International Financial Reporting Standards (“K-IFRS”) in 2010. The task force comprehensively analyzed differences in Statements of Korea Accounting Standard and K-IFRS in the Company’s significant accounting policies and selected the accounting applicable to the Company by benchmarking application of IFRS of other companies. Material adjustments to accounting policies in adopting IFRS, compared to the current accounting policies, are believed to be with convertible bond and employee benefits, and the Company is currently in the process of evaluating the impacts of the adjustments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: May 15, 2009	By:	/s/ Kyeong Lae Lee
(Signature)

	Name:	Kyeong Lae Lee
	Title:	Senior Manager/Finance & Risk Management Department